Proven Progress

EXECUTING OUR PLAN FOR GROWTH

2013 ANNUAL REPORT



GRAHAM

ENGINEERING ANSWERS

About Graham Corporation

We are a global business that designs, manufactures and sells critical equipment for the energy industry, which includes the oil refining, petrochemical, as well as cogeneration, nuclear and alternative power markets. With world-renowned engineering expertise in vacuum and heat transfer technology and a leading nuclear code accredited fabrication and specialty machining company, we design and manufacture custom-engineered ejectors, pumps, surface condensers and vacuum systems as well as supplies and components for inside the reactor vessel and outside the containment vessel of nuclear power facilities. Our equipment is also used in nuclear propulsion power systems for the defense industry and can be found in other diverse applications such as metal refining, pulp and paper processing, water heating, refrigeration, desalination, food processing, pharmaceutical, heating, ventilating and air conditioning.

Graham routinely posts news and other important information on its website, www.graham-mfg.com, where additional comprehensive information on Graham Corporation and its subsidiaries can be found.

Ten-Year Financial Highlights

(Dollars in thousands, except per share data)

Fiscal Years ended March 31

Operating Performance

Revenue
Gross profit
Gross profit margin (%)
Selling, general and administrative
Operating margin (%)
Net Income
Diluted earnings (loss) per share
Weighted average shares outstanding - diluted

Year-End Financial Position

Total assets
Long-term debt, including capital lease obligations
Cash, cash equivalents and investments
Stockholders' equity
Book value per share
Dividend per share

Other Data

Working capital
Depreciation and amortization
Capital expenditures
Backlog at March 31
Number of Employees



REVENUE
(Dollars in Millions)
$120
100
80
60
40
20
0
'08 '09 '10 '11 '12 '13
NET INCOME
(Dollars in Millions)
$20
15
10
5
0
'08 '09 '10 '11 '12 '13
BACKLOG
(Dollars in Millions)
$100
80
60
40
20
0
'08 '09 '10 '11 '12 '13
ORDERS
(Dollars in Millions)
$120
100
80
60
40
20
0
'08 '09 '10 '11 '12 '13
DILUTED EARNINGS PER SHARE
$2.00
1.50
1.00
0.50
0.00
'08 '09 '10 '11 '12 '13

GRAHAM
ENGINEERING ANSWERS

2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
$ 104,973	$ 103,186	$ 74,235	$ 62,189	$ 101,111	$ 86,428	$ 65,822	$ 55,208	$ 41,333	$ 37,508
31,822	32,635	21,851	22,231	41,712	34,162	16,819	15,959	7,540	5,890
30.3 %	31.6 %	29.4 %	35.7 %	41.3 %	39.5 %	25.6 %	28.9 %	18.2 %	15.7 %
16,560	15,540	13,076	12,093	14,825	13,074	10,806	10,505	7,746	7,859
14.5 %	16.6 %	11.8 %	16.1 %	26.0 %	24.4 %	9.1 %	9.9 %	(0.5) %	(5.3) %
11,148	10,553	5,874	6,361	17,467	15,034	5,761	3,586	(2,906)	(1,161)
$ 1.11	$ 1.06	$ 0.59	$ 0.64	$ 1.71	$ 1.49	$ 0.58	$ 0.38	$ (0.34)	$ (0.14)
10,051	9,998	9,958	9,937	10,195	10,085	9,850	9,336	8,583	8,234
$ 126,733	$ 114,977	$ 118,071	$ 108,979	$ 86,924	$ 70,711	$ 48,878	$ 40,556	$ 33,529	$ 35,740
127	203	116	144	31	36	56	30	44	93
51,692	41,688	43,083	74,590	46,209	36,793	15,051	10,988	2,717	5,763
92,995	81,620	73,655	69,074	61,111	48,536	30,654	27,107	16,578	18,102
$ 9.30	$ 8.20	$ 7.47	$ 7.01	$ 6.21	$ 4.86	$ 3.15	$ 2.83	$ 1.95	$ 2.18
0.09	0.08	0.08	0.08	0.08	0.05	0.05	0.04	0.04	0.04
$ 64,026	$ 52,730	$ 44,493	$ 56,704	$ 49,547	$ 36,998	$ 20,119	$ 16,779	$ 11,204	$ 11,652
2,079	2,024	1,648	1,119	1,005	885	887	793	780	793
1,655	3,243	1,979	1,003	1,492	1,027	1,637	1,048	224	249
$ 85,768	$ 94,934	$ 91,096	$ 94,255	$ 48,290	$ 75,662	$ 54,184	$ 33,083	$ 22,376	$ 13,482
376	346	317	237	270	281	265	250	243	252


Proven Progress

An Interview with the CEO

Below are excerpts from a May 31, 2013 interview with Jim Lines, President and CEO of Graham Corporation. In the following interview, Mr. Lines reviews the results of Graham's fiscal 2013, discusses where Graham focused its energy, and provides his perspective on the energy industry and the markets Graham serves and his future vision for the Company.



Q: What are your thoughts regarding the past year?

A: We delivered a solid year in fiscal 2013. While we cannot control the direction of our markets, we can exercise control over how we execute and capitalize within whatever market environment we find ourselves. Our entire team focused on what they could affect, such as cost control, lead time reduction, process improvement, training and on-time delivery. We were faced with a strong level of sustained bidding activity that required readying the business for growth while operating within a tempered market recovery. Throughout fiscal 2013, our team stayed committed to future growth while delivering positive operating results. As a result, we had record revenue of $105 million, which represented a modest increase of $1.8 million, or 1.7%, over fiscal 2012.

Q: Can you elaborate on Graham's financial results for fiscal 2013?

A: Net income in fiscal 2013 was $11.1 million compared with net income of $10.6 million in fiscal 2012, an increase of $0.6 million, or 5.6%. Per diluted share, fiscal 2013 earnings were $1.11 compared with $1.06 in the prior year. Fiscal 2013 included a $975 thousand, or $0.10 per diluted share, benefit from the reversal of the earn-out reserve related to the acquisition of Energy Steel & Supply Co. Excluding this benefit, fiscal 2013 adjusted net income was $10.2 million, or $1.01 per diluted share.

Additionally, we generated $12.4 million of cash from operations with average operating working capital (working capital less cash, cash equivalents and investments) at just 8.8% of sales. This strong cash generation resulted from our continued emphasis on cash management.

Q: What were you most proud of in the past year?

A: Our commitment as a company to realize the strategic plan objective of doubling Graham on an organic basis and reaching a $200 million revenue milestone at the peak of the next recovery period has been unwavering. Strategy isn't about a given year, but it is about a vision of where we believe we are going over an extended multi-year period. It can become easy to lose sight of strategy while addressing the realities of an extended downturn. I am most proud that the entire team continued to be thoughtful in their decision-making and made the difficult trade-off decisions that I believe allowed us to stay the course toward realizing our goals.

FISCAL 2013 REVENUE BY INDUSTRY


Oil Refining 34%
Chemical & Petrochemical Processing 24%
Power 22%
Other 20%

FISCAL 2013 REVENUE BY GEOGRAPHIC MARKET


United States 53%
Middle East 14%
Asia 16%
Other 17%

Q: Given the slow pace of the recovery, what do you consider to be Graham's advantages?

A: I am pleased how we are positioned to operate well while in a tempered recovery and, more importantly, how ready we are to grow as the recovery becomes stronger. One of our key advantages is the level of profitability and cashflows we were able to realize throughout the downturn. This enabled us to continue to invest in personnel, process improvement, machining and welding equipment. This was something we were not able to do during prior downturns and I believe that our ability to make these investments during this downturn will enable Graham to respond strongly to a sharp market recovery. To me, this is what is most exciting about Graham once our markets gain momentum.

Q: What do you expect as we move into fiscal 2014 and beyond?

A: Our backlog stands at $86 million, with 48% of backlog associated with traditional refining and petrochemical markets and much of the remainder coming from a customer base we did not have just three to four years back.

Drawing upon the diverse markets we serve and the degree of bidding activity that has been ongoing, I expect this quotation activity should translate into growth in orders and backlog in the latter half of calendar 2013. The North American petrochemical market investment programs appear to be real and I believe that they will meaningfully impact our Company. We are involved in numerous bids for new ethylene, methanol, gas to liquids, propane dehydrogentation and ammonia/urea projects, and we expect a high degree of success as these projects move forward. I also expect we will enter naval nuclear propulsion submarine programs this year and secure a position as a supplier to these programs. We expect to experience enhanced activity across all of our energy industry markets once the recovery builds momentum, and I believe that the decisions we made over the past two to three years to build greater capacity should enable Graham to expand beyond fiscal 2014.

Q: What is your vision for Graham and how does that drive its short-term and long-term goals and objectives?

A: Graham is an engineering and manufacturing company that designs and builds engineered-to-order equipment for the energy industry. We operate in a highly cyclical industry and believe that over the next cycle we can exceed $200 million in revenue on an organic growth basis. We intend to continue to be a strong margin business that is a strong cash generator through all portions of the business cycle. In fact, we added $10 million in cash to the balance sheet during fiscal 2013, ending the year with almost $52 million in cash. Our strong balance sheet, combined with our credit facility, provides us with ample flexibility to invest in both organic growth and acquisitions.

As I indicated earlier, although we are seeing more bidding activity, we have not yet seen this translate into orders. We expect order rates should begin to improve in the second half of fiscal 2014.

We expect that growth in Asia will continue, and we have broadened our reach in that region from the oil refinery markets, to now include nuclear, alternative energy and petrochemical markets. I believe that the Middle East will remain a strong market for us, while South America, although growing, will continue to be sporadic.

Finally, in line with our strategic growth initiatives, we have sufficient engineering capability and manufacturing capacity to exceed our revenue target. Our initiatives also include outsourcing of non-core manufacturing activities, which I believe will create a more variable and flexible cost structure. Importantly, we have identified the market opportunities that support our growth goal as our core markets recover.

BIDDING PIPELINE 20 YEAR TREND
Total of Trailing 12 Months of Bids



(Dollars in Billions)
$1.2
1.0
0.8
0.6
0.4
0.2
0.0
Dec-94
Oct-95
Aug-96
Jun-97
Apr-98
Feb-99
Dec-99
Oct-00
Aug-01
Jun-02
Apr-03
Feb-04
Dec-04
Oct-05
Aug-06
Jun-07
Apr-08
Feb-09
Dec-09
Oct-10
Aug-11
Jun-12
Consolidated (Includes Energy Steel & Supply Co.)
Historic Graham

Q: What thoughts would you leave with us in closing?

A: I believe that we are well-positioned in the markets we serve, have the competitive advantage to win, and an operating structure that enables continued growth. As our markets recover and we realize the results of our diversification, we expect to meet or exceed our targeted $200 million revenue level with strong operating margins at the peak of the next recovery period.

In closing, I want to thank you, our shareholders, for your continued confidence in Graham, its vision, strategy, people and opportunities.

2013 Executive Team

James R. Lines
President and Chief Executive Officer

Jeffrey F. Glajch
Vice President-Finance & Administration,
Chief Financial Officer and Corporate Secretary

Alan E. Smith
Vice President of Operations

Jennifer R. Condame
Corporate Controller and Chief Accounting Officer

2013 Board of Directors

James J. Barber, Ph.D [1,2]
Director since 2011
Independent Consultant
Principal
Barber Advisors, LLC

Helen H. Berkeley [2,3]
Director since 1998
Private Investor

Jerald D. Bidlack [1,2,3,4]
Chairman of the Board
Director since 1985
President
Griffin Automation, Inc.

Alan Fortier [1,3,4]
Director since 2008
President
Fortier & Associates, Inc.

James R. Lines
President and Chief Executive Officer
Director since 2006

James J. Malvaso [1,3,4]
Director since 2003
Senior Advisor
Toyota Material Handling Group

Gerard T. Mazurkiewicz [1,2]
Director since 2007
Tax Partner
Dopkins & Company, LLP

1- Audit Committee
2- Employee Benefits Committee
3- Compensation Committee
4- Nominating and Corporate Governance Committee



Graham Corporation Stockholder Information

Stock Exchange Listing
NYSE MKT: GHM

Annual Meeting
The 2013 Annual Meeting of Stockholders will be held on Thursday, July 25, 2013 at 11:00 a.m., Eastern Time, at the Hilton Garden Inn, Buffalo Airport, 4201 Genesee Street, Buffalo, N.Y. 14225.

Transfer Agent and Registrar
For services such as change of address, replacement of lost certificates and changes in registered ownership or for inquiries to your account, contact:

Computershare
250 Royall Street
Canton, MA 02021

U.S. stockholders: (800) 288-9541
International stockholders: (201) 680-6578
TDD for U.S. hearing impaired: (800) 231-5469
TDD International stockholders: (201) 680-6610
www.computershare.com/investor

Investor Relations
Investors, stockholders, security analysts and others seeking information about Graham Corporation should contact:

Jeffrey F. Glajch
Vice President-Finance & Administration,
Chief Financial Officer and Corporate Secretary
Phone: (585) 343-2216
Email: jglajch@graham-mfg.com

Deborah K. Pawlowski
Kei Advisors LLC
Phone: (716) 843-3908
Email: dpawlowski@keiadvisors.com

Additional information is available on our website at:
www.graham-mfg.com
Information on the website is not a part of this Annual Report.

Independent Auditors
Deloitte & Touche LLP
910 Bausch & Lomb Place
Rochester, N.Y. 14604

Corporate Counsel
Harter Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, N.Y. 14604

Copies of this Annual Report are available free of charge at www.graham-mfg.com

The following Annual Report on Form 10-K for the year ended March 31, 2013
was filed with the U.S. Securities and Exchange Commission on June 5, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 1-8462

GRAHAM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**16-1194720**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
20 Florence Avenue, Batavia, New York	**14020**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code 585-343-2216

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (Par Value $.10)	**NYSE MKT**

Securities registered pursuant to Section 12(g) of the Act:

Title of Class

Preferred Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of September 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $169,128,966. The market value calculation was determined using the closing price of the registrant's common stock on September 30, 2012, as reported on the NYSE MKT exchange. For purposes of the foregoing calculation only, all directors, officers and the Employee Stock Ownership Plan of the registrant have been deemed affiliates.

As of June 1, 2013, the registrant had outstanding 10,003,734 shares of common stock, $.10 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement, to be filed in connection with the registrant's 2013 Annual Meeting of Stockholders to be held on July 25, 2013, are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this filing.

Table of Contents

GRAHAM CORPORATION
Annual Report on Form 10-K
Year Ended March 31, 2013

Note: Portions of the registrant's definitive Proxy Statement, to be issued in connection with the registrant's 2013 Annual Meeting of Stockholders to be held on July 25, 2013, are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

PART I

(Dollar amounts in thousands except per share data).

Item 1. *Business*

Graham Corporation ("we", "us", "our") is a global business that designs, manufactures and sells critical equipment for the energy industry which includes the oil refining, petrochemical, as well as cogeneration, nuclear and alternative power markets. With world-renowned engineering expertise in vacuum and heat transfer technology and a leading nuclear code accredited fabrication and specialty machining company, we design and manufacture custom-engineered ejectors, pumps, surface condensers and vacuum systems as well as supplies and components for inside the reactor vessel and outside the containment vessel of nuclear power facilities. Our equipment is also used in nuclear propulsion power systems for the defense industry and can be found in other diverse applications such as metal refining, pulp and paper processing, water heating, refrigeration, desalination, food processing, pharmaceutical, heating, ventilating and air conditioning.

We maintain two wholly-owned subsidiaries, Energy Steel & Supply Co. ("Energy Steel"), located in Lapeer, Michigan, and Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. ("GVHTT"), located in Suzhou, China.

We acquired Energy Steel on December 14, 2010 as part of our strategy to diversify our products and broaden our offerings in the energy industry. Energy Steel is a nuclear code accredited fabrication and specialty machining company that provides products to the nuclear power generation industry, primarily in the U.S. GVHTT provides sales and engineering support for us in People's Republic of China and throughout Asia.

We were incorporated in Delaware in 1983 and are the successor to Graham Manufacturing Co., Inc., which was incorporated in New York in 1936. Our headquarters are in Batavia, New York. As of March 31, 2013, we had 376 full-time employees.

Unless indicated otherwise, dollar figures in this Annual Report on Form 10-K are reported in thousands.

Our Products, Customers and Markets

Our products are used in a wide range of industrial process applications primarily in energy markets, including:

- ***Petroleum Refining***
  - — conventional oil refining
  - — oil sands extraction
- ***Chemical and Petrochemical Processing***
  - — fertilizer plants
  - — ethylene, methanol and nitrogen producing plants
  - — plastics, resins and fibers plants
  - — petrochemical intermediate plants
  - — coals-to-chemicals plants
  - — gas-to-liquids plants
- ***Power Generation /Alternative Energy***
  - — nuclear power generation
  - — fossil fuel plants
  - — biomass plants
  - — cogeneration power plants

— geothermal power plants

— ethanol plants

- ***Defense***

  — propulsion systems for nuclear-powered aircraft carriers and other nuclear- powered vessels

- ***Other***

  — soap manufacturing plants

  — air conditioning and water heating systems

  — food processing plants

  — pharmaceutical plants

  — liquefied natural gas production facilities

Our principal customers are in the energy markets, including the chemical, petrochemical, petroleum refining and power generating industries. They can be end users of our products in their manufacturing, refining and power generation processes, large engineering companies that build installations for companies in such industries, and/or the original equipment manufacturers, who combine our products with their equipment prior to its sale to end users.

Our products are sold by a team of sales engineers we employ directly as well as independent sales representatives located worldwide. There may be short periods of time, a fiscal year for example, where one customer may make up greater than 10% of our business. However, if this occurs in multiple years, it is usually not the same customer, or the same project, over the multi-year period.

Approximately half of our revenue is generated from sales where the end use customer is outside the United States. We believe that revenue from the sale of our products outside the U.S. will continue to account for a significant portion of our total revenue for the foreseeable future. We have invested significant resources in developing and maintaining our international sales operations and presence, and we intend to continue to make such investments in the future. We have established over the last six years a significant presence in Asia and expect that the Asian market will over time account for an increasing percentage of our revenue. However, we expect that as our domestic sales to nuclear power facilities and the U.S. Navy continue to grow, this will create a balance of U.S. to international sales. The mix can vary from year to year.

A breakdown of our net sales by geographic area and product class for our fiscal years ended March 31, 2013, 2012 and 2011, which we refer to as "fiscal 2013," "fiscal 2012" and "fiscal 2011," respectively, is contained in Note 13 to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K and such breakdown is incorporated into this Item 1 by reference. We refer to our fiscal year ending March 31, 2014 as "fiscal 2014." Our backlog at March 31, 2013 was $85,768 compared with $94,934 at March 31, 2012.

Our Strengths

Our core strengths include the following:

- *We have strong brand recognition.* Over the past 77 years, we believe that we have built a reputation for top quality, reliable products and high standards of customer service. We have also established a large installed application base. As a result, the Graham name is well known not only by our existing customers, but also by many of our potential customers. We believe that the recognition of the Graham brand allows us to capitalize on market opportunities in both existing and potential markets. Moreover, our wholly-owned subsidiary, Energy Steel, has a history of more than 30 years of providing products and support to its customers, especially the U.S. nuclear power industry, and has a recognized brand name in its markets.

- *We custom engineer and manufacture high quality products and systems that address the particular needs of our customers.* With 77 years of engineering expertise, we believe that we are well respected for our knowledge in vacuum and heat transfer technologies. We maintain strict quality control and manufacturing standards in order to manufacture products of the highest quality.

- *We have a global presence.* Our products are used worldwide, and we have sales representatives located in many countries throughout the world.
- *We have a strong reputation.* We believe that we have a well-deserved reputation for both placing customers first and for standing behind our products. We believe that our relationships are strong both with our existing customer base as well as with our key suppliers.
- *We have a highly trained workforce.* We maintain a long-tenured, highly skilled and extremely flexible workforce.
- *We have a strong balance sheet.* We maintain significant cash and investments on hand, and no bank debt. Our defined benefit pension plan obligations are over funded.
- *We have a high quality credit facility.* Our credit facility provides us with a $25,000 borrowing capacity that is expandable at our option at any time to provide up to a total of $50,000 in borrowing capacity.

Our Strategy

Our objectives are to capture more market share within the geographies and industries we serve, expand our geographic markets, grow our presence in the energy industry and continually improve our results of operations.

Our strategic focus is to:

- Generate sustainable earnings growth.
- Reduce earnings volatility.
- Improve operating performance.
- Generate strong cash flow from operations.
- Focus on our customers and employees.

To accomplish our objectives and strategic focus, we believe that we must:

- Capitalize on the strength of the Graham and Energy Steel brands in order to both win more business in our traditional markets and enter new markets.
- Identify and consummate acquisition and organic growth opportunities where we believe our brand strength will provide us both with the ability to expand and will complement our core business. We intend to accomplish this objective by extending our existing product lines, moving into complementary product lines and expanding our global sales presence in order to further broaden our existing markets and reach additional markets. Our expansion in to the nuclear power market with the acquisition of Energy Steel was in furtherance of this portion of our business strategy.
- Expand our market penetration in the domestic nuclear industry. We also intend to identify additional domestic and international opportunities to serve the nuclear industry.
- Expand our market presence in the U.S. Navy's Nuclear Propulsion Program. We plan to capitalize on our success in securing the nuclear carrier order by successfully executing our existing order for this program. We also plan to expand our market presence into additional defense-related programs, including nuclear submarine projects.
- Invest in people and capital equipment to meet the long-term growth in demand for our products in the oil refining, petrochemical processing and power generating industries, especially in emerging markets.
- Deliver the highest quality products and solutions that enable our customers to achieve their operating objectives and that differentiate us from our competitors. We believe this allows us to win new orders based on value.

In order to effectively implement our strategic focus, we also believe that we must continually work to improve our company. These efforts include:

- Investing in engineering resources and technology in order to advance our vacuum and heat transfer technology market penetration.
- Enhancing our engineering and manufacturing capacities, especially in connection with the design of our products, in order to more quickly respond to existing and future customer demands and to minimize underutilization of capacity.
- Accelerating our ability to quickly and efficiently bid on available projects by continuing to implement front-end bid automation and design processes.
- Expanding our capabilities and penetrating the existing sales channel and customer base in the nuclear market.
- Implementing and expanding upon our operational efficiencies through a flexible manufacturing flow model and the achievement of other cost efficiencies.
- Continuing to focus on improving quality to eliminate errors and rework, and on reducing lead time.
- Developing a cross trained, flexible workforce able to adjust to variable product demand by our customers.

Competition

Our business is highly competitive. The principal bases on which we compete include technology, price, performance, reputation, delivery, and quality. Our competitors in our primary markets include:

NORTH AMERICA

Market	Principle Competitors
Refining vacuum distillation	Gardner Denver, Inc.
Chemicals/Petrochemicals	Croll Reynolds Company, Inc.; Schutte Koerting; Gardner Denver, Inc.
Turbomachinery Original Equipment Manufacturer ("OEM") — refining, petrochemical	Ambassador; KEMCO; SPX Heat Transfer
Turbomachinery OEM — power and power producer	Holtec; Thermal Engineering International (USA), Inc.; KEMCO; SPX Heat Transfer
HVAC	Alfa Laval AB; APV; Xylem; Ambassador
Nuclear	Dubose, Consolidated, Tioga, Nova, Joseph Oats, Energy & Process

INTERNATIONAL

Market	Principle Competitors
Refining vacuum distillation	Gardner Denver, Inc.; GEA Wiegand GmbH; Edwards, Ltd.; Korting Hannover AG
Chemicals/Petrochemicals	Croll Reynolds Company, Inc.; Schutte Koerting; Gardner Denver, Inc.; GEA Wiegand GmbH; Korting Hannover AG; Edwards, Ltd.
Turbomachinery OEM — refining, petrochemical	DongHwa Entec Co., Ltd.; Hangzhou Turbine Equipment Co., Ltd.; Chem Process Systems, Mazda (India), Oeltechnik GmbH; KEMCO
Turbomachinery OEM — power and power producer	Holtec; Thermal Engineering International; KEMCO; SPX Heat Transfer, Chem Process Systems, Mazda (India)

Intellectual Property

Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws and contractual confidentiality provisions to establish and protect our proprietary rights. We also depend heavily on the brand recognition of the Graham name in the marketplace.

Availability of Raw Materials

Historically, we have not been materially adversely impacted by the availability of raw materials.

Working Capital Practices

Our business does not require us to carry significant amounts of inventory or materials beyond what is needed for work in process. We do not provide rights to return goods, or payment terms to customers that we consider to be extended in the context of the industries we serve. However, we do provide for warranty claims.

Environmental Matters

We believe that we are in material compliance with existing environmental laws and regulations. We do not anticipate that our compliance with federal, state and local laws regulating the discharge of material in the environment or otherwise pertaining to the protection of the environment will have a material adverse effect upon our capital expenditures, earnings or competitive position.

Seasonality

No material part of our business is seasonal in nature. However, our business is highly cyclical in nature as it depends on the willingness of our customers to invest in major capital projects.

Research and Development Activities

During fiscal 2013, fiscal 2012 and fiscal 2011, we spent $3,579, $3,197 and $2,576, respectively, on research and development activities related to new products and services, as well as the improvement of existing products and services.

Information Regarding International Sales

The sale of our products outside the U.S. has accounted for a significant portion of our total revenue during our last three fiscal years. Approximately 47%, 46% and 55% of our revenue in fiscal 2013, fiscal 2012 and fiscal 2011, respectively, resulted from foreign sales. Sales in Asia constituted approximately 16%, 17% and 22% of our revenue in fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Sales in the Middle East constituted approximately 14%, 16% and 16% of our revenue in fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Our foreign sales and operations are subject to numerous risks, as discussed under the heading "Risk Factors" in Item 1A of Part I and elsewhere in this Annual Report on Form 10-K.

Employees

As of March 31, 2013, we employed approximately 378 persons, including 2 part-time employees. We believe that our relationship with our employees is good.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The SEC maintains a website (located at www.sec.gov) that contains reports, proxy statements and other information for registrants that file electronically. Additionally, such reports may be read and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Information regarding the SEC's Public Reference Room can be obtained by calling 1-800-SEC-0330.

We maintain a website located at www.graham-mfg.com. On our website, we provide a link to the SEC's website that contains the reports, proxy statements and other information we file electronically. We do not provide this information on our website because it is more cost effective for us to provide a link to the SEC's website. Copies of all documents we file with the SEC are available in print for any stockholder who makes a request. Such requests should be made to our Corporate Secretary at our corporate headquarters. The other information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. *Risk Factors*

Our business and operations are subject to numerous risks, many of which are described below and elsewhere in this Annual Report on Form 10-K. If any of the events described below or elsewhere in this Annual Report on Form 10-K occur, our business and results of operations could be harmed. Additional risks and uncertainties that are not presently known to us, or which we currently deem to be immaterial, could also harm our business and results of operations.

Risks related to our business

The industries in which we operate are cyclical, and downturns in such industries may adversely affect our operating results.

Historically, a substantial portion of our revenue has been derived from the sale of our products to companies in the chemical, petrochemical, petroleum refining and power generating industries and to the U.S. Department of Defense, or to firms that design and construct facilities for these industries. The core industries in which our products are used are, to varying degrees, highly cyclical and have historically experienced severe downturns. Although we believe there will be a long-term expansion of demand for our products in the petrochemical, petroleum refining and power generating industries, there are cyclical downturns which occur. Previous cyclical downturns have lasted from one to several years. A sustained or renewed deterioration in any of the industries we serve would materially harm our business and operating results because our customers would not likely have the resources necessary to purchase our products, nor would they likely have the need to build additional facilities or improve existing facilities.

We serve markets that are capital intensive. Volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our operating results. Such volatility and disruption may also negatively impact our ability to access additional financing if and when needed.

In the recent past, the state of the capital and credit markets caused a slow-down in spending by our customers and many of them continue to evaluate their project plans. If adverse economic and credit conditions return, we would likely experience decreased revenue from our operations attributable to decreases in the spending levels of our customers. Moreover, adverse economic and credit conditions might also have a negative adverse effect on our cash flows if customers demand that we accept smaller project deposits and less frequent progress payments. In addition, adverse economic and credit conditions could lead to downward pricing pressure. Any of the foregoing could have a material adverse effect on our business and results of operations.

Adverse conditions in the capital and credit markets could also have a material adverse effect on our ability to obtain additional financing on commercially reasonable terms, or at all, should we determine such financing is desirable to maintain or expand our business or effectively pursue our business strategy.

The larger markets we serve are the petroleum refining and petrochemical industries which are both cyclical in nature and dependent on the price of crude oil and natural gas and the relationship between the two prices. As a result, volatility in the price of oil and natural gas may negatively impact our operating results.

Although we believe that the global consumption of crude oil and natural gas will increase over the course of the next 20 years and that such increased consumption will result in a need to continually increase global capacity, the prices of crude oil and natural gas have historically been very volatile. Many of our products are purchased in connection with oil refinery construction, revamps and upgrades. During times of significant volatility in the market for crude oil or natural gas, our customers may refrain from placing orders until the market stabilizes. If our customers refrain from placing orders, we could experience decreased revenue from our operations attributable to decreases in the spending levels of our customers, which could have a material adverse effect on our business and results of operations.

A change in our end use customers or a change in the engineering procurement and construction companies serving our markets could harm our business and negatively impact our financial results.

Although we have a long term relationship with many of our end use customers and with many engineering, procurement and construction companies, the project management requirements, pricing levels and costs to support each customer and customer type can be different. As our markets continue to grow, and new market opportunities expand, we could see a shift in pricing and a shift of costs, which may have a material adverse impact on our results of operations and financial results.

The change in the relationship between various energy sources may affect our business. The relative costs of oil, natural gas, nuclear power, hydro power and numerous forms of alternative energy production may have a material adverse impact on our business and operating results.

Global and regional energy supply comes from many sources, such as: oil, natural gas, coal, hyrdo, nuclear, solar, wind, geothermal, biomass, among others. A cost or supply shift among these sources could impact our business opportunities going forward. A demand shift, where technological advances favor the utilization of one or a few sources of energy may impact demand for our products. If demand shifts in a manner that increases energy utilization outside of our traditional customer base or expertise, our business and financial results could be materially adversely affected.

Our business is highly competitive. If we are unable to successfully implement our business strategy and compete against entities with greater resources than us or competitors who have a relative cost advantage, we risk losing market share to current and future competitors.

We encounter competition in all of our markets. Some of our present and potential competitors may have substantially greater financial, marketing, technical or manufacturing resources. Our competitors may also be able to respond more quickly to new technologies or processes and changes in customer demands and they may be able to devote greater resources towards the development, promotion and sale of their products than we are able to. Certain of our competitors may also have a cost advantage compared to us, and be able to respond to customer needs at lower pricing levels. This may affect our ability to secure business and maintain our level of profitability. In addition, our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our customers. Moreover, customer buying patterns can change if customers become more price sensitive and accepting of lower cost suppliers. If we cannot compete successfully against current or future competitors, our business will be materially adversely affected.

The loss of, or significant reduction or delay in, purchases by our largest customers could reduce our revenue and adversely affect our results of operations.

A small number of customers has accounted for a substantial portion of our historical net sales. For example, sales to our top ten customers accounted for 41%, 43% and 46% of consolidated sales in fiscal 2013, 2012 and 2011, respectively. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. The loss of any of our major customers, a decrease or delay in orders or anticipated spending by such customers or a delay in the production of existing orders could materially adversely affect our revenues and results of operations.

A large percentage of our sales occur outside of the U.S. As a result, we are subject to the economic, political, regulatory and other risks of international operations.

For fiscal 2013, 47% of our revenue was from customers located outside of the U.S. Moreover, we maintain a subsidiary and a sales office in China. We believe that revenue from the sale of our products outside the U.S.

will continue to account for a significant portion of our total revenue for the foreseeable future. We intend to continue to expand our international operations to the extent that suitable opportunities become available. Our foreign operations and sales could be adversely affected as a result of:

- nationalization of private enterprises and assets;
- political or economic instability in certain countries and regions, such as the ongoing instability throughout the Middle East;
- differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights;
- the possibility that foreign governments may adopt regulations or take other actions that could directly or indirectly harm our business and growth strategy;
- credit risks;
- currency fluctuations;
- tariff and tax increases;
- export and import restrictions and restrictive regulations of foreign governments;
- shipping products during times of crisis or wars;
- our failure to comply with U.S. laws regarding doing business in foreign jurisdictions, such as the Foreign Corrupt Practices Act; and
- other factors inherent in foreign operations.

Global demand growth is likely to be led by emerging markets, which could result in lower profit margins and increased competition.

The increase in global demand is likely to be led by emerging markets. As a result, we could face increased competition from lower cost suppliers, which in turn could lead to lower profit margins on our products. Customers in emerging markets may also place less emphasis on our high quality and brand name than do customers in the U.S. and certain of the other industrialized countries where we compete. If we are forced to compete for business with customers that place less emphasis on quality and brand recognition than our current customers, our results of operations could be materially adversely affected.

The operations of our Chinese subsidiary may be adversely affected by China's evolving economic, political and social conditions.

We conduct our business in China primarily through a wholly-owned Chinese subsidiary. The results of operations and future prospects of our Chinese subsidiary are subject to evolving economic, political and social developments in China. In particular, the results of operations of our Chinese subsidiary may be adversely affected by, among other things, changes in China's political, economic and social conditions, changes in policies of the Chinese government, changes in laws and regulations or in the interpretation of existing laws and regulations, changes in foreign exchange regulations, measures that may be introduced to control inflation, such as interest rate increases, and changes in the rates or methods of taxation. In addition, changes in demand could result from increased competition from local Chinese manufacturers who have cost advantages or who may be preferred suppliers for Chinese end users. Also, Chinese commercial laws, regulations and interpretations applicable to non-Chinese owned market participants such as us are continually changing. These laws, regulations and interpretations could impose restrictions on our ownership or operations of our interests in China and have a material adverse effect on our business.

Intellectual property rights are difficult to enforce in China, which could harm our business.

Chinese commercial law is relatively undeveloped compared with the commercial law in many of our other major markets and limited protection of intellectual property is available in China as a practical matter. Although we take precautions in the operations of our Chinese subsidiary to protect our intellectual property, any local design or manufacture of products that we undertake in China could subject us to an increased risk that unauthorized parties will be able to copy or otherwise obtain or use our intellectual property, which could harm our business. We may also have limited legal recourse in the event we encounter patent or trademark infringers, which could have a material adverse effect on our business and results of operations.

Uncertainties with respect to the Chinese legal system may adversely affect the operations of our Chinese subsidiary.

Our Chinese subsidiary is subject to laws and regulations applicable to foreign investment in China. There are uncertainties regarding the interpretation and enforcement of laws, rules and policies in China. The Chinese legal system is based on written statutes, and prior court decisions have limited precedential value. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Moreover, the relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation, and the interpretation of statutes and regulations may be subject to government policies reflecting domestic political agendas. Finally, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic. For the preceding reasons, it may be difficult for us to obtain swift or equitable enforcement of laws ostensibly designed to protect companies like ours, which could have a material adverse effect on our business and results of operations.

Changes in energy policy regulations could adversely affect our business.

Energy policy in the U.S. and in the other countries where we sell our products is evolving rapidly and we anticipate that energy policy will continue to be an important legislative priority in the jurisdictions where we sell our products. It is difficult, if not impossible, to predict the changes in energy policy that could occur. The elimination of, or a change in, any of the current rules and regulations in any of our markets could create a regulatory environment that makes our end users less likely to purchase our products, which would have a material adverse effect on our business. Government subsidies or taxes, which favor or disfavor certain energy sources compared with others, could have a material adverse effect on our business and operating results.

New regulations related to "conflict minerals" may cause us to incur additional expenses and could limit the supply and/or increase the cost of certain metals used in manufacturing our products.

On August 22, 2012, the SEC adopted a new rule requiring disclosures of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies filing public reports. The new rule, which is effective for the 2013 calendar year and requires a disclosure report to be filed by May 31, 2014, will require companies to perform due diligence, disclose, and report whether such minerals originate from the Democratic Republic of Congo or an adjoining country. The new rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products. Moreover, the number of suppliers who provide conflict-free minerals may be limited. In addition, there may be significant costs associated with complying with the disclosure requirements. We may not be able to sufficiently verify the origins of the relevant conflict minerals used in our products through the due diligence procedures that we implement, which could harm our reputation.

Efforts to reduce large U.S. federal budget deficits could result in government cutbacks in defense spending or in reduced incentives to pursue alternative energy projects, resulting in reduced demand for our products, which could harm our business and results of operations.

Our business strategy calls for us to continue to pursue defense-related projects as well as projects for end users in the alternative energy markets in the U.S. In recent years the U.S. federal government has incurred large budget deficits. In the event that U.S. federal government defense spending is reduced or alternative energy related incentives are reduced or eliminated in an effort to reduce federal budget deficits, projects related to defense or alternative energy may become less plentiful. The impact of such reductions could have a material adverse effect on our business and results of operations, as well as our growth opportunities.

Changes in tax policies and tax rates in the U.S. could result in adverse impacts for domestic manufacturing investments, resulting in reduced demand for our products.

Our business is dependent on significant manufacturing investment in the U.S. and the impact of changes to U.S. tax policy around investment and capital spending depreciation could reduce our customers' willingness to invest in domestic capacity. The impact of such reductions could have a materially adverse affect on our business and operations.

Political and regulatory developments could make the utilization and growth of nuclear power as an energy source less desirable, which would harm the business and results of operations of our subsidiary Energy Steel.

On March 11, 2011, a major earthquake and tsunami struck Japan and caused substantial damage to the nuclear generating units at the Fukushima Daiichi generating plant. The events in Japan have created uncertainties worldwide regarding, among other things, the desirability of operating existing nuclear power plants and building new or replacement nuclear power plants. Should public opinion or political pressure result in the closing of existing nuclear facilities or otherwise result in the failure of the nuclear power industry to grow, especially within the U.S., the business, results of operations and growth prospects of our subsidiary Energy Steel in the nuclear market could be materially adversely impacted.

In addition, the U.S. Nuclear Regulatory Commission, or NRC, continues to perform additional operational and safety reviews of nuclear facilities in the U.S. It is possible that the NRC could take action or impose regulations that adversely affects the demand for Energy Steel's products and services, or otherwise delays or prohibits construction of new nuclear power generation facilities, even temporarily. If any such event were to occur, the business or operations of Energy Steel could be materially adversely impacted.

A change in supply or cost of the materials used in our products could harm our profit margins.

Our profitability depends in part on the price and continuity of supply of the materials used in the manufacture of our products, which in many instances are supplied by a limited number of sources. The availability and costs of these commodities may be influenced by, among other things, market forces of supply and demand, changes in world politics, labor relations between the producers and their work forces, export quotas, and inflation. Any restrictions on the supply of the materials used by us in manufacturing our products could significantly reduce our profit margins, which could harm our results of operations. Likewise, any efforts we may engage in to mitigate restrictions on the supply or price increases of materials by entering into long-term purchase agreements, by implementing productivity improvements or by passing cost increases on to our customers may not be successful. In addition, the ability of our suppliers to meet quality and delivery requirements can also impact our ability to meet commitments to customers. Future shortages or lower cost of raw materials could result in decreased sales as well as margins, or otherwise materially adversely affect our business.

If we are unable to effectively outsource a portion of our production during times when we are experiencing strong demand, our results of operations might be adversely affected. In addition, outsourcing may negatively affect our profit margins.

Part of our business strategy calls for us to increase manufacturing capacity through outsourcing selected fabrication processes. We could experience difficulty in outsourcing if customers demand that our products be manufactured by us exclusively. Furthermore, our ability to effectively outsource production could be adversely affected by worldwide manufacturing capacity. If we are unable to effectively outsource our production capacity when circumstances warrant, our results of operations could be materially adversely affected and we might not be able to deliver products to our customers on a timely basis. In addition, any disputes between us and the entities that we outsource to may delay our ability to fulfill our obligations to our customers, which may harm our reputation and in turn could have a material adverse effect on our business and results of operations. Further, outsourcing to complete our products and services can increase the costs associated with such products and services. If we rely too heavily on outsourcing and are not able to increase our own production capacity during times when there is high demand for our products and services, our profit margins may be negatively impacted.

Our exposure to fixed-price contracts could negatively impact our results of operations.

A substantial portion of our sales is derived from fixed-price contracts, which may involve long-term fixed price commitments to customers. While we believe our contract management processes are strong, we nevertheless could experience difficulties in executing large contracts, including but not limited to, cost overruns, supplier failures and customer disputes. To the extent that any of our fixed-price contracts are delayed, our subcontractors fail to perform, contract counterparties successfully assert claims against us, the original cost estimates in these or other contracts prove to be inaccurate or the contracts do not permit us to pass increased costs on to our customers, our profitability from a particular contract may decrease or losses may be incurred, which, in turn, could have a material adverse effect on our business and results of operations.

We are subject to contract cancellations and delays by our customers, which may adversely affect our operating results.

The dollar amount of our backlog as of March 31, 2013 was $85,768. Our backlog can be significantly affected by the timing of large orders, and the amount of our backlog at March 31, 2013 is not necessarily indicative of future backlog levels or the rate at which our backlog will be recognized as sales. Although historically the amount of modifications and terminations of our orders has not been material compared with our total contract volume, customers can, and sometimes do, terminate or modify their orders. We cannot predict whether cancellations will occur or accelerate in the future. Although certain of our contracts in backlog may contain provisions allowing for us to assess cancellation charges to our customers to compensate us for costs incurred on cancelled contracts, cancellations of purchase orders or modifications made to existing contracts could substantially and materially reduce our backlog and, consequently, our future sales and results of operations. Moreover, delay of contract execution by our customers can result in volatility in our operating results.

Three orders in our backlog, which include the U.S. Navy project and projects for new U.S. nuclear reactors, are expected to account for approximately 10-15% of fiscal 2014 revenue. A delay or cancellation in any of these projects could have a material adverse effect on our business and results of operations.

If we lose any member of our management team and we experience difficulty in finding a qualified replacement our business would be harmed.

Competition for qualified management and key technical and sales personnel in our industry is intense. Moreover, our technology is highly specialized and it may be difficult to replace the loss of any of our key technical personnel. Many of the companies with which we compete for management and key technical and sales personnel have greater financial and other resources than we do or are located in geographic areas which may be considered by some to be more desirable places to live. If we are not able to retain any of our key management, technical or sales personnel, it could have a material adverse effect on our business and results of operations.

Our acquisition strategy may not be successful or may increase business risk.

The success of our acquisition strategy will depend, in part, on our ability to identify suitable companies or businesses to purchase and then successfully negotiate and close acquisition transactions. In addition, our success depends in part on our ability to integrate acquisitions and realize the anticipated benefits from combining the acquisition with our historical business, operations and management. We cannot provide any assurances that we will be able to complete any acquisitions and then successfully integrate the business and operations of those acquisitions without encountering difficulties, including unanticipated costs, difficulty in retaining customers and supplier or other relationships, failure to retain key employees, diversion of our management's attention, failure to integrate information and accounting systems or establish and maintain proper internal control over financial reporting. Moreover, as part of the integration process, we must incorporate an acquisition's existing business culture and compensation structure with our existing business. If we are not able to efficiently integrate an acquisition's business and operations into our organization in a timely and efficient manner, or at all, the anticipated benefits of the acquisition may not be realized, or it may take longer to realize these benefits than we currently expect, either of which could have a material adverse effect on our business or results of operations.

Our intangible assets substantially increased as a result of our acquisition of Energy Steel. Should a portion of these intangible assets be impaired, results of operations could be materially adversely affected.

Our balance sheet includes intangible assets, including goodwill and other separately identifiable intangible assets, primarily as a result of our acquisition of Energy Steel. The value of these intangible assets may increase in the future if we complete additional acquisitions as part of our overall business strategy. We are required to review our intangible assets for impairment on an annual basis, or more frequently if certain indicators of permanent impairment arise. Factors that could indicate that our intangible assets are impaired could include, among other things, a decline in our stock price and market capitalization, lower than projected operating results and cash flows, and slower than expected growth rates in our markets. If a portion of our intangible assets becomes impaired as a result of such a review, the impaired portion of such assets would have to be written-off during that period. Such a write-off could have a material adverse effect on our business and results of operations.

If we are unable to make necessary capital investments or respond to pricing pressures, our business may be harmed.

In order to remain competitive, we need to invest continuously in manufacturing, customer service and support, research and development and marketing. From time to time we also have to adjust the prices of our products to remain competitive. We may not have available sufficient financial or other resources to continue to make the investments necessary to lower our production costs and help us maintain our competitive position, which could have a material adverse effect on our business and results of operations.

If we fail to introduce enhancements to our existing products or to keep abreast of technological changes in our markets, our business and results of operations could be adversely affected.

Although technologies in the vacuum and heat transfer areas are well established, we believe our future success depends, in part, on our ability to enhance our existing products and develop new products in order to continue to meet customer demands. Our failure to introduce new or enhanced products on a timely and cost-competitive basis, or the development of processes that make our existing technologies or products obsolete could have a material adverse effect on our business and results of operations.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer. We may also be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were found to have infringed on the intellectual property rights of others, our competitive position could suffer. Furthermore, other companies may develop technologies that are similar or superior to our technologies, duplicate or reverse engineer our technologies or design around our proprietary technologies. Any of the foregoing could have a material adverse effect on our business and results of operations.

In some instances, litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us and divert the attention of our management, which could materially harm our business and results of operations. In addition, any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling certain products or require us to redesign certain products, any of which could have a material adverse effect on our business and results of operations.

If we become subject to product liability, warranty or other claims, our results of operations and financial condition could be adversely affected.

The manufacture and sale of our products exposes us to potential product liability claims, including those that may arise from failure to meet product specifications, misuse or malfunction of, design flaws in our products, or use of our products with systems not manufactured or sold by us. For example, our equipment is installed in facilities that operate dangerous processes and the misapplication, improper installation or failure of our equipment may result in exposure to potentially hazardous substances, personal injury or property damage.

Provisions contained in our contracts with customers that attempt to limit our damages may not be enforceable or may fail to protect us from liability for damages and we may not negotiate such contractual limitations of liability in certain circumstances. Our insurance may not cover all liabilities nor may our historical experience reflect any liabilities we may face in the future. We also may not be able to continue to maintain such insurance at a reasonable cost or on reasonable terms, or at all. Any material liability not covered by provisions in our contracts or by insurance could have a material adverse effect on our business and financial condition.

Furthermore, if a customer suffers damage as a result of an event related to one of our products, even if we are not at fault, they may reduce their business with us. We may also incur significant warranty claims, which are not covered by insurance. In the event a customer ceases doing business with us as a result of a product malfunction or defect, perceived or actual, or if we incur significant warranty costs in the future, there could be a material adverse effect on our business and results of operations.

We are subject to foreign currency fluctuations which may adversely affect our operating results.

We are exposed to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which we sell our products to the extent that such sales are not based on U.S. dollars. Currency movements can affect sales in several ways, the foremost being our ability to compete for orders against foreign competitors that base their prices on relatively weaker currencies. Business lost due to competition for orders against competitors using a relatively weaker currency cannot be quantified. In addition, cash can be adversely impacted by the conversion of sales made by us in a foreign currency to U.S. dollars. While we may enter into currency exchange rate hedges from time to time to mitigate these types of fluctuations, we cannot remove all fluctuations or hedge all exposures and our earnings are impacted by changes in currency exchange rates. In addition, if the counter-parties to such exchange contracts do not fulfill their obligations to deliver the contractual foreign currencies, we could be at risk for fluctuations, if any, required to settle the obligation. Any of the foregoing could adversely affect our business and results of operations. At March 31, 2013, we held no forward foreign currency exchange contracts.

Changes in our effective tax rate and tax policies may impact our profitability.

We are subject to income and other taxes in the U.S. and China. A change in tax laws or interpretation of tax laws, introduction of new tax accounting standards and regulation, our global mix of earnings, the realizability of deferred tax assets and changes in uncertain positions could affect our effective tax rate and impact the financial performance of the company. Changes in tax laws of other jurisdictions could impact the profitability of our competitors, which could affect our competitive position relative to those competitors.

Security threats and other sophisticated computer intrusions could harm our information systems, which in turn could harm our business and financial results.

We utilize information systems and computer technology throughout our business. We store sensitive data, proprietary information and perform engineering designs and calculations on these systems. Information systems are subject to threats and sophisticated computer crimes, which pose a risk to the stability and security of our business. A failure or breach in security could expose our company as well as our customers and suppliers to risks of misuse of information, compromising confidential information and technology, destruction of data, production disruptions and other business risks which could damage our reputation, competitive position and financial results of our operations. In addition, defending ourselves against these threats may increase costs or slow operational efficiencies of our business. If any of the foregoing were to occur, it could have a material adverse effect on our business and results of operations.

We face potential liability from asbestos exposure and similar claims.

We are a defendant in a number of lawsuits alleging illnesses from exposure to asbestos or asbestos-containing products and seeking unspecified compensatory and punitive damages. We cannot predict with certainty the outcome of these lawsuits or whether we could become subject to any similar, related or additional lawsuits in the future. In addition, because some of our products are used in systems that handle toxic or hazardous substances, any failure or alleged failure of our products in the future could result in litigation against us. For example, a claim could be made under various regulations for the adverse consequences of environmental contamination. Any litigation brought against us, whether with or without merit, could result in substantial costs to us as well as divert the attention of our management, which could have a material adverse effect on our business and results of operations.

Any failure to comply with the United States Foreign Corrupt Practices Act could adversely impact our competitive position and subject us to penalties and other adverse consequences, which could harm our business and results of operations.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Many foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in certain of the jurisdictions in which we may operate or sell our products. While we strictly prohibit our employees and agents from engaging in such conduct and have established procedures, controls and training to prevent such conduct from occurring, it is possible that our employees or agents will engage in such conduct and that we might be held responsible. If our employees or other agents are alleged or are found to have engaged in such practices, we could incur significant costs and suffer severe penalties or other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Risks related to the ownership of our common stock

Provisions contained in our certificate of incorporation and bylaws could impair or delay stockholders' ability to change our management and could discourage takeover transactions that our stockholders might consider to be in their best interests.

Provisions of our certificate of incorporation and bylaws could impede attempts by our stockholders to remove or replace our management and could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over the market price of our common stock, that our stockholders might consider to be in their best interests. Such provisions include:

- We could issue shares of preferred stock with terms adverse to our common stock. Under our certificate of incorporation, our Board of Directors is authorized to issue shares of preferred stock and to determine the rights, preferences and privileges of such shares without obtaining any further approval from the holders of our common stock. We could issue shares of preferred stock with voting and conversion rights that adversely affect the voting power of the holders of our common stock, or that have the effect of delaying or preventing a change in control of our company.

- Only a minority of our directors may be elected in a given year. Our bylaws provide for a classified Board of Directors, with only approximately one-third of our Board elected each year. This provision makes it more difficult to effect a change of control because at least two annual stockholder meetings are necessary to replace a majority of our directors.

- Our bylaws contain advance notice requirements. Our bylaws also provide that any stockholder who wishes to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of our stockholders must deliver advance notice of their proposals to us before the meeting. Such advance notice provisions may have the effect of making it more difficult to introduce business at stockholder meetings or nominate candidates for election as director.

- Our certificate of incorporation requires supermajority voting to approve a change of control transaction. Seventy-five percent of our outstanding shares entitled to vote are required to approve any merger, consolidation, sale of all or substantially all of our assets and similar transactions if the other party to such transaction owns 5% or more of our shares entitled to vote. In addition, a majority of the shares entitled to vote not owned by such 5% or greater stockholder are also required to approve any such transaction.

- Amendments to our certificate of incorporation require supermajority voting. Our certificate of incorporation contains provisions that make its amendment require the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who may hold 50% or more of our shares unless the proposed amendment was previously recommended to our stockholders by an affirmative vote of 75% of our Board. This provision makes it more difficult to implement a change to our certificate of incorporation that stockholders might otherwise consider to be in their best interests without approval of our Board.
- Amendments to our bylaws require supermajority voting. Although our Board of Directors is permitted to amend our bylaws at any time, our stockholders may only amend our bylaws upon the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who owns 50% or more of our shares. This provision makes it more difficult for our stockholders to implement a change they may consider to be in their best interests without approval of our Board.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our corporate headquarters, located at 20 Florence Avenue, Batavia, New York, consists of a 45,000 square foot building. Our manufacturing facilities, also located in Batavia, consist of approximately 33 acres and contain about 216,000 square feet in several buildings, including 162,000 square feet in manufacturing facilities, 48,000 square feet for warehousing and a 6,000 square-foot building for product research and development. We also lease approximately 15,000 square feet of office space and 45,000 square feet of manufacturing facilities for our subsidiary, Energy Steel, located in Lapeer, Michigan. Additionally, we lease an approximately 1,500 square foot U.S. sales office in Houston, Texas and GVHTT leases an approximately 2,500 square foot sales and engineering office in Suzhou, China. Further, GVHTT recently entered into a new lease for a sales and engineering office in Suzhou, China that is twice the size of the current facility.

We believe that our properties are generally in good condition, are well maintained, and are suitable and adequate to carry on our business.

Item 3. *Legal Proceedings*

The information required by this Item 3 is contained in Note 15 to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

(Amounts in thousands, except per share data)

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the NYSE MKT exchange under the symbol "GHM". As of June 1, 2013, there were 10,004 shares of our common stock outstanding that were held by approximately 134 stockholders of record.

The following table shows the high and low per share prices of our common stock for the periods indicated, as reported by the NYSE MKT.

	High	Low
Fiscal year 2013		
First quarter	$23.13	$17.02
Second quarter	20.00	16.20
Third quarter	21.22	16.45
Fourth quarter	24.80	19.60
Fiscal year 2012		
First quarter	$26.30	$17.74
Second quarter	21.24	15.00
Third quarter	24.98	14.36
Fourth quarter	25.04	19.26

Subject to the rights of any preferred stock we may then have outstanding, the holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available for the payment of dividends. Dividends declared per share by our Board of Directors for the first, second, third and fourth quarters of fiscal 2013 were $.02, $.02, $.02 and $.03, respectively. Dividends declared per share for each of the four quarters of fiscal 2012 were $.02. There can be no assurance that we will pay cash dividends in any future period or that the level of cash dividends paid by us will remain constant.

Our senior credit facility contains provisions pertaining to the maintenance of a maximum funded debt to earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, ratio and a minimum level of earnings before interest expense and income taxes to interest ratio as well as restrictions on the payment of dividends to stockholders. The facility limits the payment of dividends to stockholders to 25% of net income if our funded debt to EBITDA ratio is greater than 2.0 to 1. As of March 31 and June 1, we did not have any funded debt outstanding. More information regarding our senior credit facility can be found in Note 8 to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K.

We maintain a stock repurchase program that permits us to repurchase up to 1,000 shares of our common stock either in the open market or through privately negotiated transactions. The stock repurchase program terminates at the earlier of: (a) the expiration of the program on July 29, 2013; (b) when all 1,000 shares authorized thereunder are repurchased; or (c) when the Board of Directors otherwise determines to terminate the program. We intend to use cash on hand to fund any stock repurchases under the program. As of March 31, 2013, 623 shares of our common stock were available for repurchase under the stock repurchase program.

Item 6. *Selected Financial Data*

GRAHAM CORPORATION — FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)
(for fiscal years ended March 31)

	2013	2012	2011(1)	2010	2009
Operations:					
Net sales	$104,973	$103,186	$ 74,235	$ 62,189	$101,111
Gross profit	31,822	32,635	21,851	22,231	41,712
Gross profit percentage	30.3%	31.6%	29.4%	35.7%	41.3%
Net income	11,148	10,553	5,874	6,361	17,467
Cash dividends	899	793	790	788	754
Common stock:					
Basic earnings from continuing operations per share	$ 1.11	$ 1.06	$ .59	$ .64	$ 1.72
Diluted earnings from continuing operations per share	1.11	1.06	.59	.64	1.71
Stockholders' equity per share	9.30	8.20	7.47	7.01	6.21
Dividends declared per share	.09	.08	.08	.08	.075
Market price range of common stock					
High	24.80	26.30	24.58	21.84	54.91
Low	16.20	14.36	13.50	8.70	6.85
Average common shares outstanding — diluted	10,051	9,998	9,958	9,937	10,195
Financial data at March 31:					
Cash and cash equivalents and investments	$ 51,692	$ 41,688	$ 43,083	$ 74,590	$ 46,209
Working capital	64,026	52,730	44,493	56,704	49,547
Capital expenditures	1,655	3,243	1,979	1,003	1,492
Depreciation	1,851	1,685	1,334	1,107	993
Total assets	126,733	114,977	118,071	108,979	86,924
Long-term debt, including capital lease obligations	127	203	116	144	31
Stockholders' equity	92,995	81,620	73,655	69,074	61,111

(1) The financial data presented for fiscal 2011 includes the financial results of Energy Steel from the date of acquisition, which was December 14, 2010. See Note 2 to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

(Amounts in thousands, except per share data)

Overview

We are a global business that designs, manufactures and sells critical equipment for the energy industry which includes the oil refining, petrochemical, as well as cogeneration, nuclear and alternative power markets. With world-renowned engineering expertise in vacuum and heat transfer technology and a leading nuclear code accredited fabrication and specialty machining company, we design and manufacture custom-engineered ejectors, pumps, surface condensers and vacuum systems as well as supplies and components for inside the reactor vessel and outside the containment vessel of nuclear power facilities. Our equipment is also used in nuclear propulsion power systems for the defense industry and can be found in other diverse applications such as metal refining, pulp and paper processing, water heating, refrigeration, desalination, food processing, pharmaceutical, heating, ventilating and air conditioning.

Our corporate headquarters are located in Batavia, New York and we have production facilities in both Batavia, New York and at our wholly-owned subsidiary, Energy Steel & Supply Co. ("Energy Steel"), located in Lapeer, Michigan. We also have a wholly-owned foreign subsidiary, Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. ("GVHTT"), located in Suzhou, China, which supports sales orders from China and provides engineering support and supervision of subcontracted fabrication.

Highlights

Highlights for our fiscal year ended March 31, 2013, which we refer to as "fiscal 2013" include:

- Net income and income per diluted share for fiscal 2013, were $11,148 and $1.11 compared with net income and income per diluted share of $10,553 and $1.06, respectively, for the fiscal year ended March 31, 2012, which we refer to as "fiscal 2012."
- Net sales for fiscal 2013 were a record $104,973, up 2% compared with $103,186 for fiscal 2012.
- Operating cash flow for fiscal 2013 was $12,432, up from $2,605 in fiscal 2012.
- Orders received in fiscal 2013 of $95,828 were down 10% compared with fiscal 2012, when orders were $106,709.
- Backlog on March 31, 2013 was $85,768, down 10% from backlog of $94,934 on March 31, 2012.
- Gross profit and operating margins for fiscal 2013 were 30.3% and 14.5% compared with 31.6% and 16.6%, respectively, for fiscal 2012.
- Cash and short-term investments at March 31, 2013 were $51,692 compared with $41,688 as of March 31, 2012, up 24%.
- At fiscal year end, we had a solid balance sheet that was free of bank debt and which we believe provides us with financial flexibility to pursue our business strategy.

Forward-Looking Statements

This report and other documents we file with the Securities and Exchange Commission ("SEC") include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results implied by the forward-looking statements. Such factors include, but are not limited to, the risks and uncertainties identified by us under the heading "Risk Factors" in Item 1A of Part I and elsewhere in this Annual Report on Form 10-K.

Forward-looking statements may also include, but are not limited to, statements about:

- the current and future economic environments affecting us and the markets we serve;
- expectations regarding investments in new projects by our customers;
- sources of revenue and anticipated revenue, including the contribution from the growth of new products, services and markets;
- plans for future products and services and for enhancements to existing products and services;
- our operations in foreign countries;
- our ability to continue to pursue our acquisition and growth strategy;
- our ability to expand nuclear power work into new markets;
- our ability to successfully execute our existing contracts;
- estimates regarding our liquidity and capital requirements;
- timing of conversion of backlog to sales;
- our ability to attract or retain customers;
- the outcome of any existing or future litigation; and
- our ability to increase our productivity and capacity.

Forward-looking statements are usually accompanied by words such as "anticipate," "believe," "estimate," "may," "might", "intend," "interest," "appear," "expect," "suggest," "plan," "potential" and similar expressions. Actual results could differ materially from historical results or those implied by the forward-looking statements contained in this report.

Undue reliance should not be placed on our forward-looking statements. Except as required by law, we undertake no obligation to update or announce any revisions to forward-looking statements contained in this report, whether as a result of new information, future events or otherwise.

Fiscal 2013 and Current Market Conditions

During fiscal 2013, bidding activity continued to improve. We believe bidding activity is a leading indicator for the direction and health of our markets. We believe the business environment is continuing to improve and that our customers are becoming more inclined to procure the equipment needed for their projects. This supports our belief that our oil refining, petrochemical and related markets are still in the early stages of a business recovery. We believe the current activity level within our pipeline continues to be more positive than in the past few years.

We believe the following demand trends that are affecting our customers' investments include:

- Emerging economies, especially in Asia, continue to have relatively strong economic growth. This expansion is driving growing energy requirements and the need for more energy and energy related products.
- The expansion of the economies of oil-producing Middle Eastern countries, their desire to extract greater value from their oil and gas resources, and the continued global growth in demand for oil and refined products has renewed investment activity in that region. We do not believe that the ongoing political unrest in the Middle East has impacted our business to date. Moreover, the planned timeline of refinery and petrochemical projects in the major Middle Eastern countries is encouraging.
- Asian countries, specifically China and India, are experiencing renewed demand for energy products such as transportation fuel and consumer products derived from petrochemicals. This renewed demand is driving increased investment in petrochemical and refining capacity. Although economic growth in Asia appears to be moderating to a lower level, we believe that it remains a fast-growing area and Chinese and Indian investments in refining, petrochemical and energy facilities appear to continue to be strong.

- South America, specifically Brazil, Venezuela and Colombia, is seeing increased refining and petrochemical investments that are driven by their expanding economies, and increased local demand for transportation fuels and other products that are made from oil as the feedstock. There is also the desire to extract more value from their natural resources by supplying energy products into the global markets. However, the South American market can be unpredictable and has historically been slower to invest than other emerging markets.

- The U.S. refining market has recently exhibited improvement. We do not expect the U.S. refining markets to return to the levels experienced during the last upcycle, but that such markets will improve compared with its levels over the past few years. We expect that the U.S. refining markets will continue to be an important aspect of our business.

- We are beginning to see renewed signs of planned investments in the U.S. to convert greater percentages of crude oil to transportation fuels, such as revamping distillation columns to extract residual higher-value components from the low-value waste stream. We are also seeing renewed investment to expand the flexibility of facilities to allow them to utilize multiple feed stocks. Moreover, a trend to upgrade existing equipment in order to extend on-stream operation duration between planned shutdowns has emerged that has resulted in an increase in demand for our equipment.

- Investments, including foreign investments, in North American oil sands projects have occurred over the past few years. These investments suggest that downstream spending involving our equipment might increase in the next few years.

- The dramatic change in natural gas costs and expectation of steady supply in the U.S. has led to a revival in the U.S. petrochemical market and a recent interest toward potential major investment. There are numerous new projects in planning or initial engineering phases for the construction of new petrochemical producing facilities, including ethylene, ammonia and urea facilities. In addition, existing petrochemical facilities are evaluating restarting idled process units or debottlenecking existing operations to increase throughput. We currently have a number of these projects in our pipeline. We historically have had strong market share within U.S. petrochemical facilities. Proposed ethylene capacity expansion and re-opening of mothballed facilities in the U.S., as well as downstream products, are being discussed by petrochemical producers for the first time in well over a decade. Lower natural gas cost is a relatively recent phenomena, having occurred over the past three years and is driven by technology advancements in drilling, creating a significant increase in supply. This has made the U.S. production of the raw material for ethylene, ethane (which is a side product of natural gas production), globally competitive with naphtha (the alternative feedstock for ethylene used in most of the world). We believe investment in U.S. petrochemical markets could be significant over the next one to five years.

- Investment in new nuclear power capacity in the U.S. and internationally may become subject to increased uncertainty due to political and social pressures, which were augmented by the tragic earthquake and tsunami that occurred in Japan in March 2011. The continued progress at the new U.S. nuclear reactor projects planned for the Summer (South Carolina) and Vogtle (Georgia) facilities suggest some growth in the domestic nuclear market. Investments in existing U.S. nuclear plants to extend their operating life and add incremental capacity are expected to continue.

- The need for additional safety and back up redundancies at existing domestic nuclear plants could increase demand for our products in the near-term.

- The desire to extend the life of the existing nuclear plants including new operating licenses and expanded output (re-rating) of the facilities will require investment and could increase demand for our products.

We expect that the consequences of these trends, and specifically projected expansion in petrochemical and oil refining which should occur outside of North America, primarily in the growing Asian and South American markets, will result in more pressure on our pricing and gross margins, as these markets historically provided lower margins than North American refining markets. A counter to margin pressure from international markets may come from investments in new petrochemical capacity built in North America and the timing of such investments.

Because of continued global economic and financial uncertainty and the risk associated with growth in emerging economies, we also expect that we will have continued volatility in our order pattern. We continue to expect our new order levels to remain volatile, resulting in both strong and weak quarters. As the chart below indicates, quarterly orders can vary significantly.

We believe that looking at our order level in any one quarter does not provide an accurate indication of our future expectations or performance. Rather, we believe that looking at our orders and backlog over a trailing twelve month period provides a better measure of our business. Our quarterly order levels and trailing twelve month order levels for fiscal 2013, fiscal 2012 and fiscal 2011, respectively, are set forth in the table below.


Orders
(in thousands)
$8,124
$10,476
$17,784
$26,838
$19,043
$23,464
$21,933
$42,269
$19,721
$25,619
$24,579
$25,909
$63,222
$74,141
$87,129
$91,278
$106,709
$107,387
$109,542
$112,188
$95,828
Q1
Q2
Q3
Q4
Fiscal 2011
Fiscal 2012
Fiscal 2013
Quarterly Orders
Trailing Twelve Month Orders

Expected International Growth in Refining and Chemical Processing with Domestic Growth in Chemical Processing, Nuclear Power and U.S. Navy Projects

We expect growth in the refining and chemical processing capacity to be driven by emerging markets. We also expect incremental investments in the domestic market for the refining market and renewed investment in the chemical processing market in North America. We have also expanded our addressable markets with expansion of our business capabilities in the power market and our focus on U.S. Navy nuclear propulsion projects. We believe our revenue opportunities during the near term will be equivalent between the domestic and international markets.

Over the long-term, we expect our customers' markets to regain their strength and, while remaining cyclical, continue to grow. We believe the long-term trends remain strong and that the drivers of future growth include:

- Global consumption of crude oil is estimated to expand significantly over the next two decades, primarily in emerging markets. This is expected to offset estimated flat to slightly declining demand in North America and Europe. In addition, an increased trend toward export supply of finished product from the Middle East to North America and Europe is expected.

- Global oil refining capacity is projected to increase, and is expected to be addressed through new facilities, refinery upgrades, revamps and expansions.
- Increased demand is expected for power, refinery and petrochemical products, stimulated by an expanding middle class in Asia and the Middle East.
- Increased regulation worldwide, impacting the refining, petrochemical and nuclear power industries are expected to continue to drive requirements for capital investments.
- More domestic refineries are expected to convert their facilities to use heavier, more readily available and lower cost crude oil as a feedstock.
- Lower costs are expected to drive increased domestic use of natural gas in the U.S., as well as the ability to export liquefied natural gas to serve other regions, since natural gas in the U.S. is globally competitive with oil.
- Shale gas development and the resulting availability of affordable natural gas as feedstock to U.S.-based chemical/petrochemical facilities is expected to lead to renewed investment in chemical/petrochemical facilities in the U.S.
- An expansion of the petrochemical market in the U.S. is expected, given the plentiful supply and globally competitive price of natural gas.
- Construction of new petrochemical plants in the Middle East is expected to meet local demand.
- Increased development of geothermal electrical power plants in certain regions is expected to address projected growth in demand for electrical power.
- Increased investments in new power generation projects are expected in Asia and South America to meet projected consumer demand increases.
- Long-term growth potential in alternative energy markets, such as geothermal, coal-to-liquids, gas-to-liquids and other emerging technologies, such as biodiesel, and waste-to-energy.
- Increased focus on safety and redundancy is anticipated in existing nuclear power facilities.
- Long-term increased project development of international nuclear facilities is expected.

We believe that all of the above factors offer us long-term growth opportunities to meet our customers' expected capital project needs. In addition, we believe we can continue to grow our less cyclical smaller product lines and aftermarket businesses.

Our domestic sales as a percentage of aggregate product sales was 63% in our fiscal year ended March 31, 2009 (fiscal 2009). Since fiscal 2009, as the U.S. market weakened, relative to international markets, domestic sales declined to 45% of total sales in each of fiscal 2010 and 2011. In fiscal 2012 and 2013, domestic sales increased to 54% and 53%, respectively, with our acquisition of Energy Steel, with sales primarily in the domestic market and expanded U.S. Navy work, which is exclusively in the U.S. The U.S. Navy activity represents our production of surface condensers for the CVN-79 Gerald R. Ford Class nuclear carrier order that was won in the third quarter of fiscal 2010. This project was in excess of $25,000 and is converting to revenue across multiple fiscal years.

Results of Operations

For an understanding of the significant factors that influenced our performance, the following discussion should be read in conjunction with our consolidated financial statements and the notes to our Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K.

The following table summarizes our results of operations for the periods indicated:

	Year Ended March 31,		
	2013	2012	2011
Net sales	$104,973	$103,186	$ 74,235
Net income	$ 11,148	$ 10,553	$ 5,874
Diluted income per share	$ 1.11	$ 1.06	$ 0.59
Total assets	$126,733	$114,977	$118,071

Fiscal 2013 Compared with Fiscal 2012

Sales for fiscal 2013 were $104,973, up $1,787 or 2%, as compared with sales of $103,186 for fiscal 2012. Domestic sales were $55,695, or 53% of total sales, down from 54% of total sales in fiscal 2012. Domestic sales increased by $263 in fiscal 2013. International sales accounted for $49,278 or 47% of total sales for fiscal 2013, up from 46% of total sales in fiscal 2012. International sales increased $1,524 or 3% compared with fiscal 2012. By market, sales for fiscal 2013 were 34% to the refining industry, down from 35% in fiscal 2012, 22% to the power markets, down from 28% in fiscal 2012, 24% to the chemical and petrochemical industries, up from 17% in fiscal 2012, and 20% to other industrial applications (including the U.S. Navy), the same as in fiscal 2012.

Our gross margin for fiscal 2013 was 30.3% compared with 31.6% for fiscal 2012. Gross margins in fiscal 2013 decreased compared with fiscal 2012 due to a few high margin projects which converted to sales in the first half of fiscal 2012, and were won with pricing in line with the peak of the last upcycle. Gross profit for fiscal 2013 decreased $813, compared with fiscal 2012.

Selling, general and administrative, or SG&A, expense for fiscal 2013 was $16,560, up 7% or $1,020, compared with $15,540 in fiscal 2012. However, this also included a $975 reversal of a reserve for the potential earn out for year two of the Energy Steel acquisition. The Energy Steel acquisition provided for a potential earn out to the seller of up to $1,000 per year for each of the first two full calendar years (calendar years 2011 and 2012) that we owned Energy Steel. The first year, calendar year 2011, the earn out was achieved and paid to the seller in January 2012. The earn out for the second year, calendar year 2012, had been partly reserved for at the time of acquisition with the remaining charges added subsequent to the acquisition. However, due to lower order volume levels experienced in calendar year 2012 and project timing, the 2012 Energy Steel earn out criteria was not achieved. As a result, the reserve of $975 was adjusted to $0, and $975 was recorded as a reduction of selling, general and administrative expenses in the third quarter of fiscal 2013.

SG&A expense increased due to higher selling and commission cost and an increase in headcount, as we prepare for the anticipated continued recovery in our markets. SG&A as a percentage of sales increased in fiscal 2013 to 15.8% of sales (16.7% of sales excluding the $975 reserve reversal noted above) compared with 15.1% of sales in fiscal 2012.

Interest income for fiscal 2013 was $51, down from $58 in fiscal 2012.

Interest expense was a credit of $264 in fiscal 2013, down from $476 in fiscal 2012. The decrease was due to the interest charges being reversed for a research and development tax credit audit resolution reached with the Internal Revenue Service (the "IRS"). It is our policy to recognize any interest related to uncertain tax positions in interest expense. In the second quarter of fiscal 2013, due to lower than expected assessments by the IRS, we reversed provisions that had been made in earlier periods for interest related to previously uncertain tax positions. The IRS audit tax resolution is discussed in more detail in Note 10 to the Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K.

Our effective tax rate in fiscal 2013 was 28% compared with an effective tax rate of 37% for fiscal 2012. The tax rate in fiscal 2013 was favorably impacted by the reversal of the earn out reserve noted above in the SG&A discussion which was not tax affected. Excluding this charge, the effective tax rate in fiscal 2013 was 30%. The higher effective tax rate in fiscal 2012 was due to a charge of $374 related to the resolution of an IRS audit related to research and development tax credits taken in tax years 2006 through 2008. Excluding this charge, the effective tax rate in fiscal 2012 was 34%. The comparison of the adjusted tax rates, decreasing to

30% from 34% was due to the renewal of the R&D tax credit, which was only applicable for a portion of fiscal 2012 and an increase in tax deductions claimed for domestic production activities.

Net income for fiscal 2013 and fiscal 2012 was $11,148 and $10,553, respectively. Income per diluted share was $1.11 and $1.06 for the respective periods.

Fiscal 2012 Compared with Fiscal 2011

Sales for fiscal 2012 were $103,186, up $28,951 or 39%, as compared with sales of $74,235 for the fiscal year ended March 31, 2011, which we refer to as "fiscal 2011." The increase was driven by organic growth as well as the full year impact of our acquisition of Energy Steel. Organic sales grew $17,478, or 26%, representing 60% of the growth in fiscal 2012. Sales from Energy Steel, which was acquired in the third quarter of fiscal 2011 (December 2010), increased $11,473, representing the remaining 40% of the growth in fiscal 2012. All comparisons discussed include a full year of financial results for Energy Steel in fiscal 2012 compared with approximately 3 ½ months of Energy Steel financial results in fiscal 2011.

Domestic sales increased by $22,074 in fiscal 2012, driven by the full year impact of Energy Steel, increased conversion of the U.S. Navy project and strong organic growth. International sales accounted for 46% of all sales for fiscal 2012, down from 55% in fiscal 2011. International sales increased by $6,877 in fiscal 2012. By market, sales for fiscal 2012 were 35% to the refining industry, the same percentage as fiscal 2011, but a larger dollar amount, 28% to the power markets, including nuclear energy, up from 22% in fiscal 2011, 17% to the chemical and petrochemical industries, down from 22% in fiscal 2011, and 20% to other industrial applications (including the U.S. Navy), down from 21% in fiscal 2011.

Our gross margin for fiscal 2012 was 31.6% compared with 29.4% for fiscal 2011. Gross margin in fiscal 2012 improved compared with fiscal 2011 due to increased facility utilization at our Batavia plant, stronger sales and pricing for short-cycle orders and improved pricing on key projects resulting from strategic decisions regarding pricing. Gross profit for fiscal 2012 increased $10,784, compared with fiscal 2011. Gross profit increased primarily due to higher sales as well as the improved gross margin level.

SG&A expense for fiscal 2012 was $15,540, up 19% compared with $13,076 in fiscal 2011. Half of the increase in SG&A was related to the full year impact of owning Energy Steel. The remaining increase was due to the addition of staff to support current and future expected revenue growth. SG&A expense as a percentage of sales decreased in fiscal 2012 to 15.1% of sales compared with 17.6% of sales in fiscal 2011.

Interest income for fiscal 2012 was $58, down from $77 in fiscal 2011. This decrease was due to lower average levels of cash during fiscal 2012 compared with fiscal 2011.

Interest expense was $476 in fiscal 2012, up from $92 in fiscal 2011. The increase was due to the interest expense recognized related to the Energy Steel acquisition earn-out (reversing the discounting calculations made when estimating the payment of the earn-out) as well as interest charges for a research and development tax credit audit resolution reached with the IRS and other unrecognized tax benefits. The IRS tax resolution is discussed in more detail in Note 10 to the Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K.

Our effective tax rate in fiscal 2012 was 37% compared with an effective tax rate of 33% for fiscal 2011. The effective tax rate increased in fiscal 2012 due to a charge of $374 related to the resolution of an IRS audit and appeal related to research and development tax credits taken in tax years 2006 through 2008. Excluding this charge, the effective tax rate in fiscal 2012 was 34%. The tax rate in fiscal 2011 was adversely impacted by acquisition-related costs which were not tax affected. Excluding the acquisition-related tax impact, the effective tax rate in fiscal 2011 was 32%. Included in fiscal 2012 and fiscal 2011 income tax expense were charges for unrecognized tax benefits of $41 and $32, respectively, related to research and development tax credits taken in tax years subsequent to 2008.

Net income for fiscal 2012 and fiscal 2011 was $10,553 and $5,874, respectively. Income per diluted share was $1.06 and $0.59 for the respective periods. Net income and income per diluted share were $10,986 and $1.10 for fiscal 2012 when excluding the impact of the IRS research and development audit resolution. Net income and income per diluted share were $6,407 and $0.64 for fiscal 2011, excluding the transaction costs related to the Energy Steel acquisition.

Stockholders' Equity

The following discussion should be read in conjunction with our consolidated statements of changes in stockholders' equity that can be found in Item 8 of Part II of this Annual Report on Form 10-K. The following table shows the balance of stockholders' equity on the dates indicated:

March 31, 2013	March 31, 2012	March 31, 2011
$92,995	$81,620	$73,655

Fiscal 2013 Compared with Fiscal 2012

Stockholders' equity increased $11,375 or 14%, at March 31, 2013 compared with March 31, 2012. This increase was primarily due to net income earned in fiscal 2012.

On March 31, 2013, our net book value per share was $9.30, up 13% over March 31, 2012.

Fiscal 2012 Compared with Fiscal 2011

Stockholders' equity increased $7,965 or 11%, at March 31, 2012 compared with March 31, 2011. This increase was primarily due to net income earned in fiscal 2012, offset by 15 shares repurchased in fiscal 2012. A total of 362 shares have been repurchased pursuant to our publicly announced stock repurchase program. At March 31, 2012 and 2013, the number of shares remaining that had been approved for repurchase under the stock repurchase program was 638.

On March 31, 2012, our net book value per share was $8.20, up 10% over March 31, 2011.

Liquidity and Capital Resources

The following discussion should be read in conjunction with our consolidated statements of cash flows and consolidated balance sheets appearing in Item 8 of Part II of this Annual Report on Form 10-K:

	March 31,	
	2013	2012
Cash and investments	$51,692	$41,688
Working capital(1)	64,026	52,730
Working capital ratio(2)	3.6	3.2

(1) Working capital equals current assets minus current liabilities.

(2) Working capital ratio equals current assets divided by current liabilities.

We use the ratios described above to measure our liquidity and overall financial strength.

Net cash generated by operating activities for fiscal 2013 was $12,432, compared with $2,605 for fiscal 2012. Improvements in accounts receivable, accounts payable, income taxes payable and customer deposits as well as lower capital spending were partly offset by increased inventory and deferred taxes. The increase in inventory was mix driven, with a similar level of gross inventory, but less of it offset by customer funded inventory purchases.

Although capital spending in fiscal 2013 was $1,655, down from $3,243 in fiscal 2012, we continued to invest in equipment to support our growth strategies. Capital expenditures in fiscal 2013 were 70% for plant machinery and equipment and 30% for all other items. Fifty-nine percent of our capital spending was for productivity improvements and the balance was primarily for capitalized maintenance. During fiscal 2013, we did not repurchase any shares as part of our stock buyback program. In fiscal 2012, we used $221 to repurchase 15 shares of stock. We paid $899 in dividends in fiscal 2013, up from $793 in fiscal 2012.

Cash and investments were $51,692 on March 31, 2013 compared with $41,688 on March 31, 2012, up $10,004 or 24%. The largest components of cash generation were net income as well as improvements in overall working capital, specifically accounts receivable and accounts payable.

We invest net cash generated from operations in excess of cash held for near-term needs in either a money market account or in U.S. government instruments, generally with maturity periods of up to 180 days. Our money market account is used to securitize our outstanding letters of credit and allows us to pay a lower cost on those letters of credit. Approximately 95% of our cash and investments are held in the U.S. The remaining approximately 5% is invested in our China operations.

Capital expenditures for fiscal 2014 are expected to be between approximately $3,500 and $4,500. We are likely to spend near the upper end of this range if we are successful securing orders for the U.S. Navy's submarine program. Approximately 78% of our fiscal 2014 capital expenditures are expected to be for machinery and equipment, with the remaining amounts to be used for information technology and other items.

Our revolving credit facility with Bank of America, N.A. provides us with a line of credit of $25,000, including letters of credit and bank guarantees. In addition, the agreement allows us to increase the line of credit, at our discretion, up to another $25,000, for total availability of $50,000. Borrowings under our credit facility are secured by all of our assets. Letters of credit outstanding under our credit facility on March 31, 2013 and 2012 were $12,354 and $9,920, respectively. There were no other amounts outstanding on our credit facility at March 31, 2013 and 2012. Our borrowing rate as of March 31, 2013 was Bank of America's prime rate, or 3.25%. Availability under the line of credit was $12,646 at March 31, 2013. We believe that cash generated from operations, combined with our investments and available financing capacity under our credit facility, will be adequate to meet our cash needs for the immediate future.

Contractual Obligations

As of March 31, 2013, our contractual and commercial obligations for the next five fiscal years ending March 31 and thereafter were as follows:

		Payments Due by Period			
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	Thereafter
Capital lease obligations(1)	$ 231	$ 96	$ 129	$ 6	$ —
Operating leases(1)	1,321	473	737	111	—
Pension and postretirement benefits(2)	107	107	—	—	—
Accrued compensation	310	2	4	6	298
Accrued pension liability	254	26	52	52	124
Liability for unrecognized tax benefits	134	—	134	—	—
Total	$2,357	$704	$1,056	$175	$422

(1) For additional information, see Note 7 to the consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

(2) Amounts represent anticipated contributions during the fiscal year ended March 31, 2014, which we refer to as "fiscal 2014," to our postretirement medical benefit plan, which provides healthcare benefits for eligible retirees and eligible survivors of retirees. On February 4, 2003, we terminated postretirement healthcare benefits for our U.S. employees. Benefits payable to retirees of record on April 1, 2003 remained unchanged. We expect to be required to make cash contributions in connection with these plans beyond one year, but such amounts cannot be estimated. No contributions are expected to be made to our defined benefit pension plan for fiscal 2014.

Orders and Backlog

Orders in fiscal 2013 decreased 10% to $95,828 from $106,709, in fiscal 2012. Orders represent communications received from customers requesting us to supply products and services. Revenue is recognized on orders received in accordance with our revenue recognition policy included in Note 1 to the consolidated financial statements contained in Item 8 of Part II of this Annual Report on Form 10-K.

Domestic orders were 55%, or $52,273, and international orders were 45%, or $43,555, of our total orders in fiscal 2013. Domestic orders decreased by $10,635, or 17%, primarily due to two non-repetitive large orders to provide products for the new nuclear reactors to be built in the southeast U.S., which were won in fiscal 2012. International orders decreased by $246, or 1%, as we experienced strong orders in Canada which were offset by lower orders in the Middle East.

Backlog was $85,768 at March 31, 2013, down 10% compared with $94,934 at March 31, 2012. Backlog is defined by us as the total dollar value of orders received for which revenue has not yet been recognized. All orders in backlog represent orders from our traditional markets in established product lines. Approximately 20% to 25% of orders currently in backlog are not expected to be converted to sales within the next twelve months. At March 31, 2013, approximately 40% of our backlog was attributed to equipment for refinery project work, 25% for power, including nuclear energy, 8% for chemical and petrochemical projects, and 27% for other industrial or commercial applications (including the order for the U.S. Navy). At March 31, 2012, approximately 26% of our backlog was for refinery project work, 26% for power, including nuclear energy, 18% for chemical and petrochemical projects, and 30% for other industrial or commercial applications. At March 31, 2013, we had no projects on hold. We had one project for $830 cancelled in fiscal 2013 for an existing nuclear facility in the U.S. Subsequent to March 31, 2013, an order in the amount of $1,129 was cancelled.

Strategy and Outlook

We believe that we continue to be in the early stages of a recovery in the refinery and petrochemical markets. While our pipeline has continued to expand throughout the past year, our order levels have yet to expand commensurately. We believe that with stronger market conditions, we have the ability to double the size of our business over the next market upcycle. We have invested to gain capacity, utilized our strong balance sheet to expand our power market position with the acquisition Energy Steel and have invested to expand the work we do for the U.S. Navy. We intend to continue to look for organic growth opportunities as well as acquisitions or other business combinations that we believe will allow us to expand our presence in our existing and ancillary markets. We are focused on reducing earnings volatility, growing our business during a market expansion and diversifying our business. We believe that our successful growth in revenue and profitability during the last market upcycle that ended during our fiscal year ended March 31, 2009, along with the continued profitable operation of our business during the most recent downcycle, are evidence of the success of our strategy.

As the current fiscal year continues to unfold, we believe the improved strength of the energy markets will become more evident. We believe that with our strong project pipeline, we are likely to see improved quarterly order levels, though the timing of that improvement is still uncertain.

We expect revenue to be approximately $100,000 to $115,000 in fiscal 2014, a 5% decrease to a 10% increase as compared with fiscal 2013. Our expected growth range for fiscal 2014 assumes conversion of backlog as well as continued market improvement and investment by our customers. To achieve the upper end of the range, we will need to see strong order levels in the first half of the year. The continued conversion to revenue of the U.S. Navy and two large nuclear projects is expected to contribute significantly to sales in fiscal 2014. Any unexpected delay in any of these projects could impact fiscal 2014 revenue and earnings.

Normally, we convert 85% to 90% of our existing backlog to sales within a 12-month period. However, we have three large projects which are converting over a multi-year time period. The U.S. Navy project and two large projects for the new nuclear reactors being built in the southeast U.S. will partially convert in fiscal 2014. However, the reactor projects, as well as the U.S. Navy project, will continue into subsequent fiscal years. These three projects make up approximately one-third of our fiscal 2013 year-end backlog. Therefore, our March 31, 2013 backlog will extend beyond our historical conversion level. We expect to convert approximately 75% to 80% of our March 31, 2013 backlog to sales in fiscal 2014.

We expect gross profit margin in fiscal 2014 to be in the 29% to 31% range. While we continue to believe stronger activity in our key end markets, particularly the refining and petrochemical markets, is likely to occur, based on our pipeline, the recovery has been slower than we had originally anticipated. Therefore, margins have also been slow to recover and backlog has likewise been slow to build. Moreover, we have pre-invested in operations and engineering personnel to prepare for current and future growth opportunities, which has the effect of increasing SG&A and dampening short term margin improvement.

We continue to believe that as the recovery continues gross profit margins should improve with anticipated volume increases. As we look forward, due to changes in geographic and end use market mix, we expect gross margins are unlikely to reach the 40% range achieved in the prior up cycle. We believe that at the peak of the current cycle a gross profit margin percentage in the mid-to-upper 30% range is a more realistic expectation. We also expect this recovery will continue to be more focused on emerging markets, which historically have provided more competitive pricing and, correspondingly, lower margins, than developed markets.

SG&A spending during fiscal 2014 is expected to be between 15% and 16% of sales. We continued to pre-invest during fiscal 2013 in personnel as we prepare for increased opportunities in fiscal 2014 and beyond. Our effective tax rate during fiscal 2014 is expected to be between 33% and 34%.

Cash flow in fiscal 2014 is expected to be positive, driven primarily by net income, partly offset by capital spending as well as a minimal need for additional working capital.

Contingencies and Commitments

We have been named as a defendant in certain lawsuits alleging personal injury from exposure to asbestos allegedly contained in our products. We are a co-defendant with numerous other defendants in these lawsuits and intend to vigorously defend ourselves against these claims. The claims are similar to previous asbestos lawsuits that named us as a defendant. Such previous lawsuits either were dismissed when it was shown that we had not supplied products to the plaintiffs' places of work or were settled by us for immaterial amounts.

As of March 31, 2013, we are subject to the claims noted above, as well as other legal proceedings and potential claims that have arisen in the ordinary course of business. Although the outcome of the lawsuits to which we are a party cannot be determined and an estimate of the reasonably possible loss or range of loss cannot be made, we do not believe that the outcomes, either individually or in the aggregate, will have a material effect on our results of operations, financial position or cash flows.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements and the notes to consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K, which have been prepared in accordance with accounting principles generally accepted in the U.S.

Critical accounting policies are defined as those that reflect significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition. We recognize revenue on all contracts with a planned manufacturing process in excess of four weeks (which approximates 575 direct labor hours) using the percentage-of-completion method. The percentage-of-completion method is determined by comparing actual labor incurred as of a specific date to our estimate of the total labor to be incurred on each contract. Contracts in progress are reviewed monthly, and sales and earnings are adjusted in current accounting periods based on revisions in the contract value and estimated material and labor costs at completion. Losses on contracts are recognized immediately, when evident to management.

Revenue on contracts not accounted for using the percentage-of-completion method is recognized utilizing the completed contract method. The majority of the contracts we enter into have a planned manufacturing process of less than four weeks and the results reported under this method do not vary materially from the percentage-of-completion method. We recognize revenue and all related costs on the completed contract method upon substantial completion or shipment of products to the customer. Substantial completion is consistently defined as at least 95% complete with regard to direct labor hours. Customer acceptance is required throughout the construction process and we have no further material obligations under the contracts after the revenue is recognized.

Business Combinations and Intangible Assets. Assets and liabilities acquired in a business combination are recorded at their estimated fair values at the acquisition date. The fair value of identifiable intangible assets is based upon detailed valuations that use various assumptions made by management. Goodwill is recorded when the purchase price exceeds the estimated fair value of the net identifiable tangible and intangible assets acquired. Definite lived intangible assets are amortized over their estimated useful lives and are assessed for impairment if certain indicators are present. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairment testing annually or earlier if an event or change in circumstances indicates that the fair value of a reporting unit may have been reduced below its carrying value.

Pension and Postretirement Benefits. Defined benefit pension and other postretirement benefit costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions are reviewed annually and include the discount rate, long-term expected rate of return on plan assets, salary growth, healthcare cost trend rate and other economic and demographic factors. We base the discount rate assumption for our plans on Moody's or Citigroup Pension Liability Index AA-rated corporate long-term bond yield rate. The long-term expected rate of return on plan assets is based on the plan's asset allocation, historical returns and expectations as to future returns that are expected to be realized over the estimated remaining life of the plan liabilities that will be funded with the plan assets. The salary growth assumptions are determined based on long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook, and an assessment of likely long-term trends.

Income Taxes. We use the liability method to account for income taxes. Under this method, deferred tax liabilities and assets are recognized for the tax effects of temporary differences between the financial reporting and tax bases of liabilities and assets measured using the enacted tax rate.

Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using current tax rates. We evaluate available information about future taxable income and other possible sources of realization of deferred income tax assets and record valuation allowances to reduce deferred income tax assets to an amount that represents our best estimates of the amounts of such deferred income tax assets that more likely than not will be realized.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for uncertain tax positions when we believe that certain tax positions do not meet the more likely than not threshold. We adjust these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or the lapse of the statute of limitations. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate.

We file federal and state income tax returns in several domestic and international jurisdictions. In most tax jurisdictions, returns are subject to examination by the relevant tax authorities for a number of years after the returns have been filed. During fiscal 2013 and fiscal 2012, we reached resolutions with the IRS with regard to the research and development tax credits claimed during tax years 2006 through 2010, thereby reducing tax credits claimed, and interest was assessed on the underpayment of tax. We paid all settlement amounts to the IRS through tax years 2010.

The liability for unrecognized tax benefits related to the research and development tax credits was $134 and $905 on March 31, 2013 and March 31, 2012, respectively. The liability at March 31, 2013 is related to tax years 2011 through 2013. For further discussion of our tax liabilities, see Note 10 to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K.

Critical Accounting Estimates and Judgments

We have evaluated the accounting policies used in the preparation of the consolidated financial statements and the notes to consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K and believe those policies to be reasonable and appropriate.

We believe that the most critical accounting estimates used in the preparation of our consolidated financial statements relate to labor hour estimates used to recognize revenue under the percentage-of-completion method, fair value estimates of identifiable tangible and intangible assets acquired in business combinations, accounting for contingencies, under which we accrue a loss when it is probable that a liability has been incurred and the amount can be reasonably estimated, and accounting for pensions and other postretirement benefits.

As discussed above under the heading "Critical Accounting Policies," we recognize a substantial amount of our revenue using the percentage-of-completion method. The key estimate of percentage-of-completion accounting is total labor to be incurred on each contract and to the extent that this estimate changes, it may significantly impact revenue recognized in each period.

We base the fair value of identifiable tangible and intangible assets on detailed valuations that use information and assumptions provided by management. The fair values of the assets acquired and liabilities assumed are determined using one of three valuation approaches: market, income or cost. The selection of a particular method for a given asset depends on the reliability of available data and the nature of the asset. The market approach values the asset based on available market pricing for comparable assets. The income approach values the asset based on the present value of cash flows projected to be generated by that asset. The projected cash flows are discounted at a required rate of return that reflects the relative risk of the transaction and the time value of money. The projected cash flows for each asset considers multiple factors, including current revenue from existing customers, the high cost barrier to entry of markets, and expected profit margins giving consideration to historical and expected margins. The cost approach values the asset by determining the current cost of replacing that asset with another of equivalent economic utility. The cost to replace the asset reflects the replacement cost, less an allowance for loss in value due to depreciation or obsolescence, with specific consideration given to economic obsolescence if indicated.

Contingencies, by their nature, relate to uncertainties that require us to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss. For more information on these matters see the notes to consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K.

Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical costs and discount rates. These assumptions are reviewed annually.

The discount rate used in accounting for pensions and other postretirement benefits expense (income) is determined in conjunction with our actuary by reference to a current yield curve and by considering the timing and amount of projected future benefit payments. The discount rate assumption for fiscal 2013 was 4.76% for our defined benefit pension plan and 3.96% for our other postretirement benefit plan. A reduction in the discount rate of 50 basis points, with all other assumptions held constant, would have increased fiscal 2013 net periodic benefit expense for our defined benefit pension plan and other postretirement benefit plan by approximately $231 and $0, respectively.

The expected return on plan assets assumption of 8.5% used in accounting for our pension plan is determined by evaluating the mix of investments that comprise plan assets and external forecasts of future long-term investment returns. A reduction in the rate of return of 50 basis points, with other assumptions held constant, would have increased fiscal 2013 net periodic pension expense by approximately $161.

As part of our ongoing financial reporting process, a collaborative effort is undertaken involving our managers with functional responsibilities for financial, credit, tax, engineering, manufacturing and benefit matters, and outside advisors such as lawyers, consultants and actuaries. We believe that the results of this effort provide management with the necessary information on which to base their judgments and to develop the estimates and assumptions used to prepare the financial statements.

We believe that the amounts recorded in the consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K related to revenue, contingencies, pensions, other post retirement benefits and other matters requiring the use of estimates and judgments are reasonable, although actual outcomes could differ materially from our estimates.

New Accounting Pronouncements

In the normal course of business, management evaluates all new accounting pronouncements issued by the Financial Accounting Standards Board ("FASB"), the SEC, the Emerging Issues Task Force, the American Institute of Certified Public Accountants or any other authoritative accounting body to determine the potential impact they may have on our consolidated financial statements.

In June 2011, the FASB amended its guidance related to the presentation of other comprehensive income. The amended guidance requires the presentation of other comprehensive income and its components either (1) together with the components of net income in one continuous statement of comprehensive income or (2) as a separate statement immediately following the statement of income with equal prominence. The provisions of the amended guidance were effective for us beginning in the first quarter of fiscal 2013 and we elected to present comprehensive income in a separate statement.

In September 2011, the FASB amended its guidance related to periodic testing of goodwill for impairment. Effective April 1, 2012, we adopted this guidance which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities with the option of performing a "qualitative" assessment to determine whether further impairment testing is necessary. The guidance permits an entity to choose to perform the qualitative assessment on none, some, or all of its reporting units. An entity may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the quantitative impairment test, and then perform the qualitative assessment in any subsequent period. We perform our impairment test annually as of December 31. We did not apply the qualitative assessment approach permitted in the guidance.

In July 2012, the FASB amended its guidance related to periodic testing of indefinite-lived intangible assets for impairment. The amended guidance is intended to reduce cost and complexity by providing an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The guidance also enhances the consistency of impairment testing among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. In accordance with the guidance, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more-likely-than-not that the asset is impaired. The provisions of the amended guidance are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of the amended guidance is not expected to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued guidance related to the disclosure of amounts reclassified out of accumulated other comprehensive income. This guidance adds new disclosure requirements either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income ("AOCI") based on its source and the income statement line items affected by the reclassification. This guidance gives companies the flexibility to present the information either in the notes or parenthetically on the face of the financial statements provided that all of the required information is presented in a single location. This guidance is effective prospectively for annual and the interim reporting periods beginning after December 15, 2012. The adoption of this guidance will not have a material impact on our consolidated financial statements as it only changes the disclosures surrounding AOCI.

We do not expect any other recently issued accounting pronouncements, which have not already been adopted, to have a material impact on our consolidated financial statements.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements as of March 31, 2013 or March 31, 2012, other than operating leases and letters of credit.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The principal market risks (i.e., the risk of loss arising from market changes) to which we are exposed are foreign currency exchange rates, price risk and project cancellation risk.

The assumptions applied in preparing the following qualitative and quantitative disclosures regarding foreign currency exchange rate, price risk and project cancellation risk are based upon volatility ranges experienced by us in relevant historical periods, our current knowledge of the marketplace, and our judgment of the probability of future volatility based upon the historical trends and economic conditions of the markets in which we operate.

Foreign Currency

International consolidated sales for fiscal 2013 were 47% of total sales, up from 46% of sales in fiscal 2012. Operating in markets throughout the world exposes us to movements in currency exchange rates. Currency movements can affect sales in several ways, the foremost being our ability to compete for orders against foreign competitors that base their prices on relatively weaker currencies. Business lost due to competition for orders against competitors using a relatively weaker currency cannot be quantified. In addition, cash can be adversely impacted by the conversion of sales made by us in a foreign currency to U.S. dollars. In each of fiscal 2013, fiscal 2012, and fiscal 2011, all sales for which we or our subsidiaries were paid were denominated in the local currency (U.S. dollars or Chinese RMB).

We have limited exposure to foreign currency purchases. In each of fiscal 2013, fiscal 2012 and fiscal 2011, our purchases in foreign currencies represented 1% of the cost of products sold. At certain times, we may enter into forward foreign currency exchange agreements to hedge our exposure against potential unfavorable changes in foreign currency values on significant sales and purchase contracts negotiated in foreign currencies. Forward foreign currency exchange contracts were not used in fiscal 2013 or fiscal 2012, and as of March 31, 2013 and 2012, respectively, we held no forward foreign currency contracts.

Price Risk

Operating in a global marketplace requires us to compete with other global manufacturers which, in some instances, benefit from lower production costs and more favorable economic conditions. Although we believe that our customers differentiate our products on the basis of our manufacturing quality and engineering experience and excellence, among other things, such lower production costs and more favorable economic conditions mean that certain of our competitors are able to offer products similar to ours at lower prices. Moreover, the cost of metals and other materials used in our products have experienced significant volatility. Such factors, in addition to the global effects of the recent volatility and disruption of the capital and credit markets, have resulted in downward demand and pricing pressure on our products.

Project Cancellation and Project Continuation Risk

Adverse economic or specific project conditions can lead to a project being placed on hold or cancelled by our customers. At March 31, 2013, we had no projects on hold. We attempt to mitigate the risk of cancellation by structuring contracts with our customers to maximize the likelihood that progress payments made to us for individual projects cover the costs we have incurred. As a result, we do not believe we have a significant cash exposure to projects which may be cancelled.

Open orders are reviewed continuously through communications with customers. If it becomes evident to us that a project is delayed well beyond its original shipment date, management will move the project into "placed on hold" (i.e., suspended) category. Furthermore, if a project is cancelled by our customer, it is removed from our backlog.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,		
	2013	2012	2011
	(Amounts in thousands, except per share data)		
Net sales	$104,973	$103,186	$74,235
Cost of products sold	73,151	70,431	52,137
Cost of goods sold — amortization	—	120	247
Total cost of goods sold	73,151	70,551	52,384
Gross profit	31,822	32,635	21,851
Other expenses and income:			
Selling, general and administrative	16,332	15,321	13,009
Selling, general and administrative — amortization	228	219	67
Interest income	(51)	(58)	(77)
Interest expense	(264)	476	92
Total other expenses and income	16,245	15,958	13,091
Income before provision for income taxes	15,577	16,677	8,760
Provision for income taxes	4,429	6,124	2,886
Net income	$ 11,148	$ 10,553	$ 5,874
Per share data			
Basic:			
Net income	$ 1.11	$ 1.06	$ .59
Diluted:			
Net income	$ 1.11	$ 1.06	$ .59
Average common shares outstanding:			
Basic	10,027	9,963	9,919
Diluted	10,051	9,998	9,958
Dividends declared per share	$ .09	$ .08	$ .08

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended March 31,		
	2013	2012	2011
	(Amounts in thousands)		
Net income	$11,148	$10,553	$5,874
Other comprehensive income:			
Foreign currency translation adjustment	35	75	81
Defined benefit pension and other postretirement plans, net of income tax, of $50, $1,726 and $502 for the years ended March 31, 2013, 2012 and 2011, respectively	92	(3,223)	(707)
Total other comprehensive income	127	(3,148)	(626)
Total comprehensive income	$11,275	$ 7,405	$5,248

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	March 31, 2013	March 31, 2012
	(Amounts in thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 24,194	$ 25,189
Investments	27,498	16,499
Trade accounts receivable, net of allowances ($33 and $43 at March 31, 2013 and 2012, respectively)	9,440	11,593
Unbilled revenue	13,113	12,667
Inventories	11,171	6,047
Prepaid expenses and other current assets	783	467
Income taxes receivable	2,635	4,479
Deferred income tax asset	69	37
Total current assets	88,903	76,978
Property, plant and equipment, net	13,288	13,453
Prepaid pension asset	2,349	2,238
Goodwill	6,938	6,938
Permits	10,300	10,300
Other intangible assets, net	4,788	4,968
Other assets	167	102
Total assets	$126,733	$114,977
Liabilities and stockholders' equity		
Current liabilities:		
Current portion of capital lease obligations	$ 87	$ 85
Accounts payable	9,429	6,303
Accrued compensation	5,018	4,652
Accrued expenses and other current liabilities	3,051	3,707
Customer deposits	6,919	7,257
Deferred income tax liability	373	2,244
Total current liabilities	24,877	24,248
Capital lease obligations	127	203
Accrued compensation	308	293
Deferred income tax liability	7,131	7,404
Accrued pension liability	227	229
Accrued postretirement benefits	923	895
Other long-term liabilities	145	85
Total liabilities	33,738	33,357
Commitments and contingencies (Notes 7 and 15)		
Stockholders' equity:		
Preferred stock, $1.00 par value — Authorized, 500 shares		
Common stock, $.10 par value — Authorized, 25,500 shares Issued, 10,331 and 10,297 shares at March 31, 2013 and 2012, respectively	1,033	1,030
Capital in excess of par value	18,596	17,745
Retained earnings	84,632	74,383
Accumulated other comprehensive loss	(8,033)	(8,160)
Treasury stock (327 and 346 shares at March 31, 2013 and 2012, respectively)	(3,233)	(3,378)
Total stockholders' equity	92,995	81,620
Total liabilities and stockholders' equity	$126,733	$114,977

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
	2013	2012	2011
	(Dollar amounts in thousands)		
Operating activities:			
Net income	$ 11,148	$ 10,553	$ 5,874
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation	1,851	1,685	1,334
Amortization	228	339	314
Amortization of unrecognized prior service cost and actuarial losses	893	392	293
Discount accretion on investments	(15)	(5)	(50)
Stock-based compensation expense	576	611	478
Loss on disposal or sale of property, plant and equipment	85	23	23
Deferred income taxes	(2,357)	4,413	(923)
(Increase) decrease in operating assets, net of acquisition:			
Accounts receivable	2,264	(2,844)	155
Unbilled revenue	(415)	1,613	(10,672)
Inventories	(5,311)	2,191	(1,723)
Income taxes receivable/payable	1,845	(6,252)	1,703
Prepaid expenses and other current and non-current assets	(300)	(105)	63
Prepaid pension asset	(767)	(833)	(776)
Increase (decrease) in operating liabilities, net of acquisition:			
Accounts payable	2,957	(3,689)	2,679
Accrued compensation, accrued expenses and other current and non-current liabilities	59	172	461
Customer deposits	(255)	(5,626)	(9,498)
Long-term portion of accrued compensation, accrued pension liability and accrued postretirement benefits	(54)	(33)	(104)
Net cash provided (used) by operating activities	12,432	2,605	(10,369)
Investing activities:			
Purchase of property, plant and equipment	(1,655)	(3,243)	(1,979)
Proceeds from disposal of property, plant and equipment	37	5	14
Purchase of investments	(83,984)	(32,896)	(155,717)
Redemption of investments at maturity	73,000	39,920	202,310
Acquisition of Energy Steel & Supply Co. (See Note 2)	—	384	(17,899)
Net cash (used) provided by investing activities	(12,602)	4,170	26,729
Financing activities:			
Principal repayments on capital lease obligations	(85)	(81)	(68)
Issuance of common stock	83	386	236
Dividends paid	(899)	(793)	(790)
Purchase of treasury stock	—	(221)	(874)
Excess tax deduction on stock awards	43	247	120
Payment of contingent earn-out	—	(746)	—
Net cash used by financing activities	(858)	(1,208)	(1,376)
Effect of exchange rate changes on cash	33	57	51
Net (decrease) increase in cash and cash equivalents	(995)	5,624	15,035
Cash and cash equivalents at beginning of year	25,189	19,565	4,530
Cash and cash equivalents at end of year	$ 24,194	$ 25,189	$ 19,565

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollar amounts in thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss(1)	Treasury Stock	Stockholders' Equity
	Shares	Par Value					
Balance at April 1, 2010	10,155,104	$1,016	$15,459	$59,539	$(4,386)	$(2,554)	$69,074
Comprehensive income				5,874	(626)		5,248
Issuance of shares	60,521	6	230				236
Stock award tax benefit			120				120
Dividends				(790)			(790)
Recognition of equity-based compensation expense			478				478
Purchase of treasury stock						(874)	(874)
Issuance of treasury shares			35			128	163
Balance at March 31, 2011	10,215,625	1,022	16,322	64,623	(5,012)	(3,300)	73,655
Comprehensive income				10,553	(3,148)		7,405
Issuance of shares	81,644	8	378				386
Stock award tax benefit			247				247
Dividends				(793)			(793)
Recognition of equity-based compensation expense			611				611
Purchase of treasury stock						(221)	(221)
Issuance of treasury stock			187			143	330
Balance at March 31, 2012	10,297,269	1,030	17,745	74,383	(8,160)	(3,378)	81,620
Comprehensive income				11,148	127		11,275
Issuance of shares	33,499	3	80				83
Stock award tax benefit			43				43
Dividends				(899)			(899)
Recognition of equity-based compensation expense			576				576
Issuance of treasury stock			152			145	297
Balance at March 31, 2013	10,330,768	$1,033	$18,596	$84,632	$(8,033)	$(3,233)	$92,995

(1) Accumulated foreign currency translation adjustments were $410, $375 and $300, accumulated pension benefit adjustments were $(8,283), $(8,515) and $(5,418), and accumulated other postretirement benefit adjustments were $(160), $(20) and $106 at March 31, 2013, 2012 and 2011, respectively, net of income tax.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share data)

Note 1 — The Company and Its Accounting Policies:

Graham Corporation (the "Company"), and its operating subsidiaries, is a global designer, manufacturer and supplier of vacuum and heat transfer equipment used in the chemical, petrochemical, petroleum refining, and electric power generating industries. The Company acquired Energy Steel & Supply Co. ("Energy Steel") in December 2010. Energy Steel is a nuclear code accredited fabrication and specialty machining company which provides products to the nuclear industry. The Company's significant accounting policies are set forth below.

The Company's fiscal years ended March 31, 2013, 2012 and 2011 are referred to as fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

Principles of consolidation and use of estimates in the preparation of financial statements

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Energy Steel, located in Lapeer, Michigan, and Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., located in China. All intercompany balances, transactions and profits are eliminated in consolidation.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

Translation of foreign currencies

Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at currency exchange rates in effect at year-end and revenues and expenses are translated at average exchange rates in effect for the year. Gains and losses resulting from foreign currency transactions are included in results of operations. The Company's sales and purchases in foreign currencies are minimal. Therefore, foreign currency transaction gains and losses are not significant. Gains and losses resulting from translation of foreign subsidiary balance sheets are included in a separate component of stockholders' equity. Translation adjustments are not adjusted for income taxes since they relate to an investment, which is permanent in nature.

Revenue recognition

Percentage-of-Completion Method

The Company recognizes revenue on all contracts with a planned manufacturing process in excess of four weeks (which approximates 575 direct labor hours) using the percentage-of-completion method. The majority of the Company's revenue is recognized under this methodology. The Company has established the systems and procedures essential to developing the estimates required to account for contracts using the percentage-of-completion method. The percentage-of-completion method is determined by comparing actual labor incurred to a specific date to management's estimate of the total labor to be incurred on each contract.

Contracts in progress are reviewed monthly, and sales and earnings are adjusted in current accounting periods based on revisions in the contract value and estimated costs at completion. Losses on contracts are recognized immediately when evident to management. Revenue recognized on contracts accounted for utilizing percentage-of-completion are presented in net sales in the Consolidated Statement of Operations and unbilled revenue in the Consolidated Balance Sheets to the extent that the revenue recognized exceeds the amounts billed to customers. See "Inventories" below.

Completed Contract Method

Revenue on contracts not accounted for using the percentage-of-completion method is recognized utilizing the completed contract method. The majority of the Company's contracts have a planned manufacturing process of less than four weeks and the results reported under this method do not vary materially from the percentage-of-completion method. The Company recognizes revenue and all related costs on these contracts upon substantial completion or shipment to the customer. Substantial completion is consistently defined as at least 95% complete with regard to direct labor hours. Customer acceptance is generally required throughout the construction process and the Company has no further obligations under the contract after the revenue is recognized.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid, short-term investments with maturities at the time of purchase of three months or less.

Shipping and handling fees and costs

Shipping and handling fees billed to the customer are recorded in net sales and the related costs incurred for shipping and handling are included in cost of products sold.

Investments

Investments consist of fixed-income debt securities issued by the U.S. Treasury with original maturities of greater than three months and less than one year. All investments are classified as held-to-maturity, as the Company believes it has the intent and ability to hold the securities to maturity. The investments are stated at amortized cost which approximates fair value. All investments held by the Company at March 31, 2013 are scheduled to mature on or before July 11, 2013.

Inventories

Inventories are stated at the lower of cost or market, using the average cost method. For contracts accounted for on the completed contract method, progress payments received are netted against inventory to the extent the payment is less than the inventory balance relating to the applicable contract. Progress payments that are in excess of the corresponding inventory balance are presented as customer deposits in the Consolidated Balance Sheets. Unbilled revenue in the Consolidated Balance Sheets represents revenue recognized that has not been billed to customers on contracts accounted for on the percentage-of-completion method. For contracts accounted for on the percentage-of-completion method, progress payments are netted against unbilled revenue to the extent the payment is less than the unbilled revenue for the applicable contract. Progress payments exceeding unbilled revenue are netted against inventory to the extent the payment is less than or equal to the inventory balance relating to the applicable contract, and the excess is presented as customer deposits in the Consolidated Balance Sheets.

A summary of costs and estimated earnings on contracts in progress at March 31, 2013 and 2012 is as follows:

	March 31,	
	2013	**2012**
Costs incurred since inception on contracts in progress	$37,632	$24,947
Estimated earnings since inception on contracts in progress	12,311	12,108
	49,943	37,055
Less billings to date	49,485	40,956
Net under billings	$ 458	$(3,901)

The above activity is included in the accompanying Consolidated Balance Sheets under the following captions at March 31, 2013 and 2012 or Notes to Consolidated Financial Statements:

	March 31,	
	2013	2012
Unbilled revenue	$13,113	$12,667
Progress payments reducing inventory (Note 3)	(5,736)	(9,311)
Customer deposits	(6,919)	(7,257)
Net under billings	$ 458	$ (3,901)

Property, plant, equipment and depreciation

Property, plant and equipment are stated at cost net of accumulated depreciation and amortization. Major additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided based upon the estimated useful lives, or lease term if shorter, under the straight line method. Estimated useful lives range from approximately five to eight years for office equipment, eight to 25 years for manufacturing equipment and 40 years for buildings and improvements. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Business combinations

The Company records its business combinations under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocates the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The fair value of identifiable intangible assets is based upon detailed valuations that use various assumptions made by management. Any excess of the purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. Direct acquisition-related costs are expensed as incurred.

Intangible assets

Acquired intangible assets other than goodwill consist of permits, customer relationships, tradenames and backlog. The Company amortizes its definite-lived intangible assets on a straight-line basis over their estimated useful lives. Estimated useful lives are six months for backlog and fifteen years for customer relationships. All other intangibles have indefinite lives and are not amortized.

Impairment of long-lived assets

The Company assesses the impairment of definite-lived long-lived assets or asset groups when events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that are considered in deciding when to perform an impairment review include: a significant decrease in the market price of the asset or asset group; a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50%.

Recoverability potential is measured by comparing the carrying amount of the asset or asset group to its related total future undiscounted cash flows. If the carrying value is not recoverable through related cash flows, the asset or asset group is considered to be impaired. Impairment is measured by comparing the asset or asset group's carrying amount to its fair value. When it is determined that useful lives of assets are shorter than originally estimated, and no impairment is present, the rate of depreciation is accelerated in order to fully depreciate the assets over their new shorter useful lives.

Goodwill and intangible assets with indefinite lives are tested annually for impairment. The Company assesses goodwill for impairment by comparing the fair value of its reporting units to their carrying amounts. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair values for reporting units are determined based on discounted cash flows and market multiples. Indefinite lived intangible assets are assessed for impairment by comparing the fair value of the asset to its carrying value.

Product warranties

The Company estimates the costs that may be incurred under its product warranties and records a liability in the amount of such costs at the time revenue is recognized. The reserve for product warranties is based upon past claims experience and ongoing evaluations of any specific probable claims from customers. A reconciliation of the changes in the product warranty liability is presented in Note 6.

Research and development

Research and development costs are expensed as incurred. The Company incurred research and development costs of $3,579, $3,197 and $2,576 in fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. The Company evaluates the available evidence about future taxable income and other possible sources of realization of deferred income tax assets and records a valuation allowance to reduce deferred income tax assets to an amount that represents the Company's best estimate of the amount of such deferred income tax assets that more likely than not will be realized.

The Company accounts for uncertain tax positions using a "more likely than not" recognition threshold. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective resolution of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. These tax positions are evaluated on a quarterly basis. It is the Company's policy to recognize any interest related to uncertain tax positions in interest expense and any penalties related to uncertain tax positions in selling, general and administrative expense.

The Company files federal and state income tax returns in several U.S. and non-U.S. domestic and foreign jurisdictions. In most tax jurisdictions, returns are subject to examination by the relevant tax authorities for a number of years after the returns have been filed.

Stock-based compensation

The Company records compensation costs related to stock-based awards based on the estimated fair value of the award on the grant date. Compensation cost is recognized in the Company's Consolidated Statements of Operations over the applicable vesting period. The Company uses the Black-Scholes valuation model as the method for determining the fair value of its equity awards. For restricted stock awards, the fair market value of the award is determined based upon the closing value of the Company's stock price on the grant date. The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates the forfeiture rate at the grant date by analyzing historical data and revises the estimates in subsequent periods if the actual forfeiture rate differs from the estimates.

Income per share data

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Common shares outstanding include share equivalent units which are contingently issuable shares. Diluted income per share is calculated by dividing net income by the weighted average number of common shares outstanding and, when applicable, potential common shares outstanding during the period. A reconciliation of the numerators and denominators of basic and diluted income per share is presented below:

	Year ended March 31,		
	2013	2012	2011
Basic income per share:			
Numerator:			
Net income	$11,148	$10,553	$5,874
Denominator:			
Weighted common shares outstanding	9,984	9,913	9,860
Share equivalent units ("SEUs") outstanding	43	50	59
Weighted average shares and SEUs outstanding	10,027	9,963	9,919
Basic income per share	$ 1.11	$ 1.06	$ .59
Diluted income per share:			
Numerator:			
Net income	$11,148	$10,553	$5,874
Denominator:			
Weighted average shares and SEUs outstanding	10,027	9,963	9,919
Stock options outstanding	24	34	38
Contingently issuable SEUs	—	1	1
Weighted average common and potential common shares outstanding	10,051	9,998	9,958
Diluted income per share	$ 1.11	$ 1.06	$ .59

There were 14, 14 and 17 options to purchase shares of common stock at various exercise prices in fiscal 2013, fiscal 2012 and fiscal 2011, respectively, which were not included in the computation of diluted income per share as the effect would be anti-dilutive.

Cash flow statement

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Interest paid was $59 in fiscal 2013, $100 in fiscal 2012, and $5 in fiscal 2011. In addition, income taxes paid were $4,064 in fiscal 2013, $8,111 in fiscal 2012, and $2,051 in fiscal 2011.

In fiscal 2013, fiscal 2012, and fiscal 2011, non-cash activities included pension and other postretirement benefit adjustments, net of income tax, of $(92), $3,223 and $707, respectively. Also, in fiscal 2013, fiscal 2012 and fiscal 2011, non-cash activities included the issuance of treasury stock valued at $297, $330 and $163, respectively, to the Company's Employee Stock Purchase Plan (See Note 12).

At March 31, 2013, 2012, and 2011, there were $142, $13, and $9, respectively, of capital purchases that were recorded in accounts payable and are not included in the caption "Purchase of property, plant and equipment" in the Consolidated Statements of Cash Flows. In fiscal 2013, fiscal 2012 and fiscal 2011, capital expenditures totaling $11, $205 and $23, respectively, were financed through the issuance of capital leases.

Accumulated other comprehensive income (loss)

Comprehensive income is comprised of net income and other comprehensive income or loss items, which are accumulated as a separate component of stockholders' equity. For the Company, other comprehensive income or loss items include a foreign currency translation adjustment and pension and other postretirement benefit adjustments.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The accounting standards for fair values establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, the type of asset/liability, whether the asset/liability is established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are required to reflect those that market participants would use in pricing the asset or liability at the measurement date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ materially from those estimates.

Accounting and reporting changes

In the normal course of business, management evaluates all new accounting pronouncements issued by the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission ("SEC"), the Emerging Issues Task Force, the American Institute of Certified Public Accountants or any other authoritative accounting body to determine the potential impact they may have on the Company's consolidated financial statements.

In June 2011, the FASB amended its guidance related to the presentation of other comprehensive income. The amended guidance requires the presentation of other comprehensive income and its components either (1) together with the components of net income in one continuous statement of comprehensive income or (2) as a separate statement immediately following the statement of income with equal prominence. The provisions of the amended guidance were effective for the Company beginning in the first quarter of fiscal 2013, and the Company elected to present comprehensive income in a separate statement.

In September 2011, the FASB amended its guidance related to periodic testing of goodwill for impairment. Effective April 1, 2012, the Company adopted this guidance which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities with the option of performing a "qualitative" assessment to determine whether further impairment testing is necessary. The guidance permits an entity to choose to perform the qualitative assessment on none, some, or all of its reporting units. An entity may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the quantitative impairment test, and then perform the qualitative assessment in any subsequent period. The Company performs its impairment test annually as of December 31. The Company did not apply the qualitative assessment approach permitted in the guidance.

In July 2012, the FASB amended its guidance related to periodic testing of indefinite-lived intangible assets for impairment. The amended guidance is intended to reduce cost and complexity by providing an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The guidance also enhances the consistency of impairment testing among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. In accordance with the guidance, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more-likely-than-not that the asset is impaired. The provisions of the amended guidance are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of the amended guidance is not expected to have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued guidance related to the disclosure of amounts reclassified out of accumulated other comprehensive income. This guidance adds new disclosure requirements either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income ("AOCI") based on its source and the income statement line items affected by the reclassification. This guidance gives companies the flexibility to present the information either in the notes or parenthetically on the face of the financial statements provided that all of the required information is presented in a single location. This guidance is effective prospectively for annual and the interim reporting periods beginning after December 15, 2012. The adoption of this guidance will not have a material impact on the Company's consolidated financial statements as it only changes the disclosures surrounding AOCI.

Management does not expect any other recently issued accounting pronouncements, which have not already been adopted, to have a material impact on the Company's consolidated financial statements.

Note 2 — Acquisition:

On December 14, 2010, the Company acquired Energy Steel, a nuclear code accredited fabrication and specialty machining company located in Lapeer, Michigan dedicated primarily to the nuclear power industry.

This transaction was accounted for under the acquisition method of accounting. Accordingly, the results of Energy Steel were included in the Company's Consolidated Financial Statements from the date of acquisition. The purchase price was $17,899 in cash, subject to the adjustments described below. Acquisition-related costs of $676 were expensed in fiscal 2011 and were included in selling, general and administrative expenses in the Consolidated Statement of Operations. During fiscal 2012, the Company received $384 from the seller due to a reduction in purchase price based upon the final determination of the working capital acquired in accordance with the purchase agreement.

The purchase agreement also included a contingent earn-out, which ranged from $0 to $2,000, dependent upon Energy Steel's earnings performance in calendar years 2011 and 2012. In fiscal 2012, $1,000 of the earn-out was paid. Energy Steel did not achieve the earnings performance requirements in calendar year 2012. Therefore, the liability recorded for the remaining contingent earn-out of $975 was reversed. The Consolidated Statements of Operations for fiscal 2013 and fiscal 2012 include $(975) and $230 in selling, general and administrative expense and $44 and $204 in interest expense, respectively, for adjustments related to the contingent earn-out liability.

Also on December 14, 2010, the Company and Energy Steel entered into a five-year lease agreement with ESSC Investments, LLC for Energy Steel's manufacturing and office facilities located in Lapeer, Michigan, which lease includes an option to renew for an additional five year term. ESSC Investments, LLC is partly owned by the former sole shareholder of Energy Steel.

The cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition and the amount exceeding the fair value of $6,938 was recorded as goodwill, which is not deductible for tax purposes.

The following table summarizes the final allocation of the cost of the acquisition to the assets acquired and liabilities assumed as of the close of the acquisition:

	December 14, 2010
Assets acquired:	
Current assets	$ 2,954
Property, plant & equipment	1,295
Backlog	170
Customer relationships	2,700
Tradename	2,500
Permits	10,300
Goodwill	6,938
Other assets	14
Total assets acquired	26,871
Liabilities assumed:	
Current liabilities	1,910
Deferred income tax liability	5,948
Total liabilities assumed	7,858
Purchase price	$19,013

The purchase price was allocated to specific intangible assets as follows:

	Fair Value assigned	Weighted average amortization period
Intangibles subject to amortization		
Backlog	$ 170	6 months
Customer relationships	2,700	15 years
	$ 2,870	14 years
Intangibles not subject to amortization		
Permits	$10,300	indefinite
Tradename	2,500	indefinite
	$12,800	

Backlog consisted of firm purchase orders received from customers that had not yet entered production or were in production at the date of the acquisition. The fair value of backlog was computed as the present value of the expected sales attributable to backlog less the remaining costs to fulfill the backlog. The life was based upon the period of time in which the backlog was expected to be converted to sales.

Customer relationships represent the estimated fair value of customer relationships Energy Steel had with nuclear power plants as of the acquisition date. These relationships were valued using the replacement cost method based upon the cost to obtain and retain the limited number of customers in the nuclear power market. The Company determined that the estimated useful life of the intangible assets associated with the existing customer relationships is 15 years. This life was based upon historical customer attrition and management's understanding of the industry and regulatory environment.

Nuclear permits are required and critical to generate all of the revenue of Energy Steel, due to the strict regulatory environment of the nuclear industry. The permits are inherently valuable as a result of their competition-limiting effect due to the significant time, effort and resources required to obtain them. The Company intends to continually renew the permits and maintain all quality programs and processes, as well as abide by all required regulations of the nuclear industry. As a result, an indefinite life has been assigned to the permits. The permits will be tested annually for impairment. In fiscal 2012, the Company renewed the permits. No renewals were required in fiscal 2013.

The tradename represents the estimated fair value of the corporate name acquired from Energy Steel which will be utilized by the Company in the future. The Company believes the use of the tradename, which the Company expects will be instrumental in enabling it to maintain or expand its market share, is inherently valuable. The Company currently intends to utilize the tradename for an indefinite period of time, therefore, the intangible asset is not being amortized but will be tested for impairment on an annual basis.

The excess of the purchase price over the fair value of net tangible and intangible assets acquired of $6,938 was allocated to goodwill. Various factors contributed to the establishment of goodwill, including the value of Energy Steel's highly trained assembled workforce and management team and the expected revenue growth over time that is attributable to increased market penetration. There was not a material change in goodwill during fiscal 2013 or fiscal 2012.

The Consolidated Statement of Operations for fiscal year 2011 included net sales from Energy Steel of $5,808. The following unaudited pro forma information presents the consolidated results of operations of the Company as if the Energy Steel acquisition had occurred at the beginning of each of the fiscal periods presented:

	Year Ended March 31, 2011
Sales	$83,301
Net income	6,097
Earnings per share	
Basic	$ .61
Diluted	$ .61

The unaudited pro forma information presents the combined operation results of Graham Corporation and Energy Steel, with the results prior to the acquisition date adjusted to include the pro forma impact of the adjustment of amortization of acquired intangible assets, depreciation of fixed assets based on the preliminary purchase price allocation, inventory step-up amortization, the adjustment to interest income reflecting the cash paid in connection with the acquisition, including acquisition-related expenses, at the Company's weighted average interest income rate, and the impact of income taxes on the pro forma adjustments utilizing the applicable statutory tax rate.

The unaudited pro forma results are presented for illustrative purposes only. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of each of the periods presented, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

Note 3 — Inventories:

Major classifications of inventories are as follows:

	March 31, 2013	March 31, 2012
Raw materials and supplies	$ 2,865	$ 2,366
Work in process	13,470	12,405
Finished products	572	587
	16,907	15,358
Less — progress payments	5,736	9,311
	$11,171	$ 6,047

Note 4 — Property, Plant and Equipment:

Major classifications of property, plant and equipment are as follows:

	March 31, 2013	March 31, 2012
Land	$ 210	$ 210
Buildings and leasehold improvements	13,179	13,065
Machinery and equipment	23,474	22,239
Construction in progress	14	76
	36,877	35,590
Less — accumulated depreciation and amortization	23,589	22,137
	$13,288	$13,453

Depreciation expense in fiscal 2013, fiscal 2012, and fiscal 2011 was $1,851, $1,685, and $1,334, respectively.

NOTE 5 — Intangible Assets:

Intangible assets are comprised of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
At March 31, 2013			
Intangibles subject to amortization:			
Backlog	$ 170	$170	$ —
Customer relationships	2,700	412	2,288
	$ 2,870	$582	$ 2,288
Intangibles not subject to amortization:			
Permits	$10,300	$ —	$10,300
Tradename	2,500	—	2,500
	$12,800	$ —	$12,800
At March 31, 2012			
Intangibles subject to amortization:			
Backlog	$ 170	$170	$ —
Customer relationships	2,700	232	2,468
	$ 2,870	$402	$ 2,468
Intangibles not subject to amortization:			
Permits	$10,300	$ —	$10,300
Tradename	2,500	—	2,500
	$12,800	$ —	$12,800

Intangible assets are amortized on a straight line basis over their estimated useful lives. Intangible amortization expense was $180, $250 and $152 in fiscal 2013, fiscal 2012 and fiscal 2011, respectively. As of March 31, 2013, amortization expense is estimated to be $180 in each of the fiscal years ending March 31, 2014, 2015, 2016, 2017 and 2018.

Note 6 — Product Warranty Liability:

The reconciliation of the changes in the product warranty liability is as follows:

	Year ended March 31, 2013	2012
Balance at beginning of year	$ 215	$202
Expense for product warranties	360	53
Product warranty claims paid	(167)	(40)
Balance at end of year	$ 408	$215

The product warranty liability is included in the line item "Accrued expenses and other current liabilities" in the Consolidated Balance Sheets.

Note 7 — Leases:

The Company leases equipment and office space under various operating leases. Lease expense applicable to operating leases was $513, $478 and $251 in fiscal 2013, fiscal 2012, and fiscal 2011, respectively.

Property, plant and equipment include the following amounts for leases which have been capitalized:

	March 31, 2013	March 31, 2012
Machinery and equipment	$429	$419
Less accumulated amortization	219	135
	$210	$284

Amortization of machinery and equipment under capital leases amounted to $84, $82 and $72 in fiscal 2013, fiscal 2012, and fiscal 2011, respectively, and is included in depreciation expense.

As of March 31, 2013, future minimum payments required under non-cancelable leases are:

	Operating Leases	Capital Leases
2014	$ 473	$ 96
2015	425	78
2016	312	51
2017	75	6
2018	36	—
Total minimum lease payments	$1,321	$231
Less — amount representing interest		17
Present value of net minimum lease payments		$214

Note 8 — Debt:

Short-Term Debt Due to Banks

The Company and its subsidiaries had no short-term borrowings outstanding at March 31, 2013 and 2012.

On December 3, 2010, the Company entered into a new revolving credit facility agreement that provides a $25,000 line of credit, including letters of credit and bank guarantees, expandable at the Company's option at any time up to a total of $50,000. There are no sublimits in the agreement with regard to borrowings, issuance of letters of credit or issuance of bank guarantees for the Company's Chinese subsidiary. The agreement has a three year term, with two automatic one year extensions.

At the Company's option, amounts outstanding under the agreement will bear interest at either: (i) a rate equal to the bank's prime rate; or (ii) a rate equal to LIBOR plus a margin. The margin is based upon the Company's funded debt to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and may range from 2.00% to 1.00%. Amounts available for borrowing under the agreement are subject to an unused commitment fee of between 0.375% and 0.200%, depending on the above ratio. The bank's prime rate was 3.25% at March 31, 2013 and 2012.

Outstanding letters of credit under the agreement are subject to a fee of between 1.25% and 0.75%, depending on the Company's ratio of funded debt to EBITDA. The agreement allows the Company to reduce the fee on outstanding letters of credit to a fixed rate of .55% by securing outstanding letters of credit with cash and cash equivalents. At March 31, 2013, outstanding letters of credit were secured by cash and cash equivalents. Availability under the line of credit was $12,646 at March 31, 2013.

Under the Company's revolving credit facility, the Company covenants to maintain a maximum funded debt to EBITDA ratio of 3.5 to 1.0 and a minimum earnings before interest expense and income taxes to interest ratio of 4.0 to 1.0. The agreement also provides that the Company is permitted to pay dividends without limitation if it maintains a funded debt to EBITDA ratio equal to or less than 2.0 to 1.0 and permits the Company to pay dividends in an amount equal to 25% of net income if it maintains a funded debt to EBITDA ratio of greater than 2.0

to 1.0. The Company was in compliance with all such provisions as of and for the year ended March 31, 2013. Assets with a book value of $85,591 have been pledged to secure borrowings under the credit facility.

Long-Term Debt

The Company and its subsidiaries had long-term capital lease obligations outstanding as follows:

	March 31, 2013	March 31, 2012
Capital lease obligations (Note 7)	$214	$288
Less: current amounts	87	85
Total	$127	$203

With the exception of capital leases, there are no long-term debt payment requirements over the next five years as of March 31, 2013.

Note 9 — Financial Instruments and Derivative Financial Instruments:

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments, and trade accounts receivable. The Company places its cash, cash equivalents, and investments with high credit quality financial institutions, and evaluates the credit worthiness of these financial institutions on a regular basis. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. At March 31, 2013 and 2012, the Company had no significant concentrations of credit risk.

At March 31, 2013, two customers comprised 21% and 12% of backlog. At March 31, 2012, two customers comprised 24% and 16% of backlog.

Letters of Credit

The Company has entered into standby letter of credit agreements with financial institutions relating to the guarantee of future performance on certain contracts. At March 31, 2013 and 2012, the Company was contingently liable on outstanding standby letters of credit aggregating $12,354 and $9,920, respectively.

Foreign Exchange Risk Management

The Company, as a result of its global operating and financial activities, is exposed to market risks from changes in foreign exchange rates. In seeking to minimize the risks and/or costs associated with such activities, the Company may utilize foreign exchange forward contracts with fixed dates of maturity and exchange rates. The Company does not hold or issue financial instruments for trading or other speculative purposes and only holds contracts with high quality financial institutions. If the counter-parties to any such exchange contracts do not fulfill their obligations to deliver the contracted foreign currencies, the Company could be at risk for fluctuations, if any, required to settle the obligation. At March 31, 2013 and 2012, there were no foreign exchange forward contracts held by the Company.

Fair Value of Financial Instruments

The estimates of the fair value of financial instruments are summarized as follows:

Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments and are considered Level 1 assets in the fair value hierarchy.

Investments: The fair value of investments at March 31, 2013 and 2012 approximated the carrying value and are considered Level 2 assets in the fair value hierarchy.

Note 10 — Income Taxes:

An analysis of the components of income before income taxes is presented below:

	Year ended March 31,		
	2013	2012	2011
United States	$14,597	$16,708	$8,954
China	980	(31)	(194)
	$15,577	$16,677	$8,760

The provision for income taxes related to income before income taxes consists of:

	Year ended March 31,		
	2013	2012	2011
Current:			
Federal	$ 6,721	$1,744	$3,677
State	65	(19)	119
Foreign	—	(14)	13
	6,786	1,711	3,809
Deferred:			
Federal	(2,538)	4,521	(805)
State	(223)	(140)	(137)
Foreign	260	18	(48)
Changes in valuation allowance	144	14	67
	(2,357)	4,413	(923)
Total provision for income taxes	$ 4,429	$6,124	$2,886

The reconciliation of the provision calculated using the U.S. federal tax rate with the provision for income taxes presented in the financial statements is as follows:

	Year ended March 31,		
	2013	2012	2011
Provision for income taxes at federal rate	$5,452	$5,670	$2,979
State taxes	(173)	(100)	(69)
Charges not deductible for income tax purposes	78	281	140
Recognition of tax benefit generated by qualified production activities deduction	(417)	(77)	(222)
Research and development tax credits	(307)	(134)	(160)
Valuation allowance	144	14	67
Uncertain tax positions	90	428	32
Contingent earn-out	(326)	—	—
Other	(112)	42	119
Provision for income taxes	$4,429	$6,124	$2,886

The net deferred income tax liability recorded in the Consolidated Balance Sheets results from differences between financial statement and tax reporting of income and deductions. A summary of the composition of the Company's net deferred income tax liability follows:

	March 31, 2013	March 31, 2012
Depreciation	$(2,212)	$(2,232)
Accrued compensation	200	134
Prepaid pension asset	(831)	(792)
Accrued pension liability	90	90
Accrued postretirement benefits	364	353
Compensated absences	584	516
Inventories	(968)	(3,073)
Warranty liability	144	76
Accrued expenses	219	486
Stock-based compensation	459	351
Intangible assets	(5,353)	(5,418)
Net operating loss carryforwards	151	48
New York State investment tax credit	564	372
Other	(132)	(80)
	(6,721)	(9,169)
Less: Valuation allowance	(564)	(420)
Total	$(7,285)	$(9,589)

The net deferred income tax liability is presented in the Consolidated Balance Sheets as follows:

	March 31, 2013	March 31, 2012
Current deferred income tax asset	$ 69	$ 37
Long-term deferred income tax asset	150	22
Current deferred income tax liability	(373)	(2,244)
Long-term deferred income tax liability	(7,131)	(7,404)
	$(7,285)	$(9,589)

Deferred income taxes include the impact of state investment tax credits of $202, which expire from 2014 to 2027 and state investment tax credits of $362 with an unlimited carryforward period. Deferred income taxes include the impact of foreign net operating losses carryforwards of $603, which expire from 2014 to 2017.

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the consideration of the weight of both positive and negative evidence, management has determined that a portion of the deferred tax assets as of March 31, 2013 related to certain state investment tax credits will not be realized, and has recorded a valuation allowance of $564. At March 31, 2012, a valuation allowance of $420 was recorded, which related to $372 of certain state investment tax credits and $48 of foreign net operating losses carryforwards.

The Company files federal and state income tax returns in several domestic and international jurisdictions. In most tax jurisdictions, returns are subject to examination by the relevant tax authorities for a number of years after the returns have been filed. During fiscal 2012, the Company reached a resolution with the U.S. Internal

Revenue Service (the "IRS") with regard to the research and development tax credits claimed during tax years 2006 through 2008. As a result of such resolution, the tax credits claimed during such years were reduced by approximately 40% and interest was assessed on the underpayment of tax. During fiscal 2013, the Company reached a resolution with the IRS that reduced the research and development tax credits claimed during tax years 2009 and 2010 by approximately 30%. In addition, in fiscal 2013, the Company paid all settlement amounts to the IRS for tax years 2006 through 2010.

The liability for unrecognized tax benefits related to research and development tax credits was $134 and $905 on March 31, 2013 and 2012, respectively. The Company had one additional unrecognized tax benefit of $882 as of March 31, 2012, which was resolved with the IRS during fiscal 2013, resulting in a reversal of the liability.

The Company is subject to examination in federal and state tax jurisdictions for tax years 2011 through 2012 and tax years 2008 through 2012, respectively. The Company is subject to examination in its international jurisdiction for tax years 2010 through 2012. It is the Company's policy to recognize any interest related to uncertain tax positions in interest expense and any penalties related to uncertain tax positions in selling, general and administrative expense. During fiscal 2013, the Company reversed provisions that had been made in previous years for interest related to its uncertain tax positions due to lower assessments by the IRS than expected. Including this reversal, the Company recorded ($320), $259 and $87 in fiscal 2013, fiscal 2012 and fiscal 2011, respectively, for interest related to its uncertain tax positions. No penalties related to uncertain tax positions were recorded in fiscal 2013, fiscal 2012 or fiscal 2011.

The following table summarizes the changes to the unrecognized tax benefit:

	Year Ended March 31,	
	2013	2012
Balance at beginning of year	$1,787	$1,365
Deductions based upon tax positions taken during prior periods	(893)	(501)
Additions based upon tax positions taken during the current period	40	923
Settlements	(800)	—
Balance at end of year	$ 134	$1,787

Note 11 — Employee Benefit Plans:

Retirement Plans

The Company has a qualified defined benefit plan covering U.S. employees hired prior to January 1, 2003, which is non-contributory. Benefits are based on the employee's years of service and average earnings for the five highest consecutive calendar years of compensation in the ten-year period preceding retirement. The Company's funding policy for the plan is to contribute the amount required by the Employee Retirement Income Security Act of 1974, as amended.

The components of pension cost are:

	Year ended March 31,		
	2013	2012	2011
Service cost during the period	$ 544	$ 459	$ 384
Interest cost on projected benefit obligation	1,427	1,421	1,340
Expected return on assets	(2,738)	(2,713)	(2,499)
Amortization of:			
Unrecognized prior service cost	4	4	4
Actuarial loss	1,011	517	421
Net pension cost (benefit)	$ 248	$ (312)	$ (350)

The weighted average actuarial assumptions used to determine net pension cost are:

	Year ended March 31,		
	2013	2012	2011
Discount rate	4.76%	5.63%	6.07%
Rate of increase in compensation levels	3.50%	3.50%	3.50%
Long-term rate of return on plan assets	8.50%	8.50%	8.50%

The expected long-term rate of return is based on the mix of investments that comprise plan assets and external forecasts of future long-term investment returns, historical returns, correlations and market volatilities.

The Company does not expect to make any contributions to the plan during fiscal 2014.

Changes in the Company's benefit obligation, plan assets and funded status for the pension plan are presented below:

	Year ended March 31,	
	2013	2012
Change in the benefit obligation		
Projected benefit obligation at beginning of year	$30,430	$25,688
Service cost	439	354
Interest cost	1,427	1,421
Actuarial loss	1,561	3,889
Benefit payments	(1,579)	(922)
Projected benefit obligation at end of year	$32,278	$30,430

The weighted average actuarial assumptions used to determine the benefit obligation are:

	March 31,	
	2013	2012
Discount rate	4.28%	4.76%
Rate of increase in compensation levels	3.00%	3.50%
Change in fair value of plan assets		
Fair value of plan assets at beginning of year	$32,668	$32,368
Actual return on plan assets	3,538	1,222
Benefit and administrative expense payments	(1,579)	(922)
Fair value of plan assets at end of year	$34,627	$32,668
Funded status		
Funded status at end of year	$ 2,349	$ 2,238
Amount recognized in the Consolidated Balance Sheets	$ 2,349	$ 2,238

The projected benefit obligation is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. The accumulated benefit obligation as of March 31, 2013 and 2012 was $27,809 and $25,507, respectively. At March 31, 2013 and 2012, the pension plan was fully funded on an accumulated benefit obligation basis.

Amounts recognized in accumulated other comprehensive loss, net of income tax, consist of:

	March 31, 2013	March 31, 2012
Net actuarial losses	$8,278	$8,508
Prior service cost	5	7
	$8,283	$8,515

The increase in accumulated other comprehensive loss (income), net of income tax, consists of:

	March 31, 2013	March 31, 2012
Net actuarial loss arising during the year	$ 424	$3,434
Amortization of actuarial loss	(653)	(334)
Amortization of prior service cost	(3)	(3)
	$(232)	$3,097

The estimated net actuarial loss and prior service cost for the pension plan that will be amortized from accumulated other comprehensive loss into net pension cost in fiscal 2014 are $1,002 and $4, respectively.

The following benefit payments, which reflect future service, are expected to be paid:

2014	$ 1,184
2015	1,244
2016	1,230
2017	1,331
2018	1,416
2019-2023	8,030
Total	$14,435

The weighted average asset allocation of the plan assets by asset category is as follows:

	Target Allocation	March 31, 2013	March 31, 2012
Asset Category			
Equity securities	50-70%	68%	67%
Debt securities	20-50%	32%	33%
Other, including cash	0-10%	—%	—%
		100%	100%

The investment strategy of the plan is to generate a consistent total investment return sufficient to pay present and future plan benefits to retirees, while minimizing the long-term cost to the Company. Target allocations for asset categories are used to earn a reasonable rate of return, provide required liquidity and minimize the risk of large losses. Targets are adjusted when considered necessary to reflect trends and developments within the overall investment environment.

The fair values of the Company's pension plan assets at March 31, 2013 and 2012, by asset category, are as follows:

Asset Category	At March 31, 2013	Fair Value Measurements Using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash	$ 108	$ 108	$—	$—
Equity securities:				
U.S. companies	19,209	19,209	—	—
International companies	4,284	4,284	—	—
Fixed income:				
Corporate bond funds				
Intermediate-term	8,953	8,953	—	—
Short-term	2,073	2,073	—	—
	$34,627	$34,627	$—	$—

Asset Category	At March 31, 2012	Fair Value Measurements Using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash	$ 80	$ 80	$—	$—
Equity securities:				
U.S. companies	18,021	18,021	—	—
International companies	3,951	3,951	—	—
Fixed income:				
Corporate bond funds				
Intermediate-term	8,577	8,577	—	—
Short-term	2,039	2,039	—	—
	$32,668	$32,668	$—	$—

The fair value of Level 1 pension assets are obtained by reference to the last quoted price of the respective security on the market which it trades. See Note 1 to the Consolidated Financial Statements.

On February 4, 2003, the Company closed the defined benefit plan to all employees hired on or after January 1, 2003. In place of the defined benefit plan, these employees participate in the Company's domestic defined contribution plan. The Company contributes a fixed percentage of employee compensation to this plan on an annual basis for these employees. The Company contribution to the defined contribution plan for these employees in fiscal 2013, fiscal 2012 and fiscal 2011 was $204, $161 and $117, respectively.

The Company has a Supplemental Executive Retirement Plan ("SERP") which provides retirement benefits associated with wages in excess of the legislated qualified plan maximums. Pension expense recorded in fiscal 2013, fiscal 2012, and fiscal 2011 related to this plan was $24, $21 and $15, respectively. At March 31, 2013 and 2012, the related liability was $254 and $256, respectively. The current portion of the related liability of $27 and $26 at March 31, 2013 and 2012, respectively, is included in the caption "Accrued Compensation" and the long-term portion is separately presented in the Consolidated Balance Sheets.

The Company has a domestic defined contribution plan (401k) covering substantially all employees. Prior to January 1, 2012, company contributions to the plan were determined by a formula based on profitability and were made at the discretion of the Compensation Committee of the Board of Directors. Effective January 1, 2012, company contributions were no longer based upon profitability. The Company provides matching contributions equal to 100 percent of the first 3% of an employee's salary deferral and 50% of the next two percent of an employee's salary deferral. Company contributions are immediately vested. Contributions were $753 in fiscal 2013, $457 in fiscal 2012 and $242 in fiscal 2011.

Other Postretirement Benefits

In addition to providing pension benefits, the Company has a plan in the U.S. that provides health care benefits for eligible retirees and eligible survivors of retirees. The Company's share of the medical premium cost has been capped at $4 for family coverage and $2 for single coverage for early retirees, and $1 for both family and single coverage for regular retirees.

On February 4, 2003, the Company terminated postretirement health care benefits for its U.S. employees. Benefits payable to retirees of record on April 1, 2003 remained unchanged.

The components of postretirement benefit income are:

	Year ended March 31,		
	2013	2012	2011
Interest cost on accumulated benefit obligation	$ 39	$ 45	$ 50
Amortization of prior service benefit	(166)	(166)	(166)
Amortization of actuarial loss	44	37	34
Net postretirement benefit income	$ (83)	$ (84)	$ (82)

The weighted average discount rate used to develop the net postretirement benefit cost were 3.96%, 4.69% and 5.15% in fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

Changes in the Company's benefit obligation, plan assets and funded status for the plan are as follows:

	Year ended March 31,	
	2013	2012
Change in the benefit obligation		
Projected benefit obligation at beginning of year	$ 999	$ 999
Interest cost	39	45
Actuarial gain	95	66
Benefit payments	(103)	(111)
Projected benefit obligation at end of year	$1,030	$ 999

The weighted average actuarial assumptions used to develop the accrued postretirement benefit obligation were:

	March 31,	
	2013	2012
Discount rate	3.26%	3.96%
Medical care cost trend rate	8.00%	8.00%

The medical care cost trend rate used in the actuarial computation ultimately reduces to 5% in 2019 and subsequent years. This was accomplished using .5% decrements for the years ended March 31, 2013 through 2019.

	Year ended March 31,	
	2013	2012
Change in fair value of plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	103	111
Benefit payments	(103)	(111)
Fair value of plan assets at end of year	$ —	$ —
Funded status		
Funded status at end of year	$(1,030)	$(999)
Amount recognized in the Consolidated Balance Sheets	$(1,030)	$(999)

The current portion of the accrued postretirement benefit obligation of $107 and $104, at March 31, 2013 and 2012, respectively, is included in the caption "Accrued Compensation" and the long-term portion is separately presented in the Consolidated Balance Sheets.

Amounts recognized in accumulated other comprehensive loss (income), net of income tax, consist of:

	March 31,	
	2013	2012
Net actuarial loss	$ 336	$ 303
Prior service cost	(176)	(283)
	$ 160	$ 20

The decrease in accumulated other comprehensive (income) loss, net of income tax, consists of:

	March 31,	
	2013	2012
Net actuarial loss arising during the year	$ 61	$ 43
Amortization of actuarial loss	(28)	(24)
Amortization of prior service cost	107	107
	$140	$126

The estimated net actuarial loss and prior service cost for the other postretirement benefit plan that will be amortized from accumulated other comprehensive loss (income) into net postretirement benefit income in fiscal 2014 are $44 and $(166), respectively.

The following benefit payments are expected to be paid during the fiscal years ending March 31:

2014	$107
2015	102
2016	96
2017	91
2018	86
2019-2023	352
Total	$834

Assumed medical care cost trend rates could have a significant effect on the amounts reported for the post-retirement benefit plan. However, due to the caps imposed on the Company's share of the premium costs, a one percentage point change in assumed medical care cost trend rates would not have a significant effect on the total service and interest cost components or the postretirement benefit obligation.

Employee Stock Ownership Plan

The Company has a noncontributory Employee Stock Ownership Plan ("ESOP") that covers substantially all employees in the U.S. There were 279 and 292 shares in the ESOP at March 31, 2013 and 2012, respectively. There were no Company contributions to the ESOP in fiscal 2013, fiscal 2012 or fiscal 2011. Dividends paid on allocated shares accumulate for the benefit of the employees who participate in the ESOP.

Note 12 — Stock Compensation Plans:

The Amended and Restated 2000 Graham Corporation Incentive Plan to Increase Shareholder Value provides for the issuance of up to 1,375 shares of common stock in connection with grants of incentive stock options, non-qualified stock options, stock awards and performance awards to officers, key employees and outside directors; provided, however, that no more than 250 shares of common stock may be used for awards other than stock options. Stock options may be granted at prices not less than the fair market value at the date of grant and expire no later than ten years after the date of grant.

During fiscal 2013, fiscal 2012 and fiscal 2011, 49, 9 and 20 stock options, respectively, each with a term of ten years from the date of grant were awarded to officers and key employees. The stock option awards granted in fiscal 2013, fiscal 2012 and fiscal 2011 vest 33⅓% per year over a three-year term. The Company has elected to use the straight-line method to recognize compensation costs related to such awards.

In fiscal 2013, fiscal 2012 and fiscal 2011, 26, 32 and 24 shares, respectively, of restricted stock were awarded. Restricted shares of 18, 16 and 15 granted to officers in fiscal 2013, fiscal 2012 and fiscal 2011, respectively, vest 100% on the third anniversary of the grant date subject to the satisfaction of the performance metrics for the applicable three-year period. Restricted shares of 7 granted in fiscal 2012 vest 50% on the second anniversary of the grant date and 50% on the fourth anniversary of the grant date. The restricted shares granted to directors of 8, 9 and 9 in fiscal 2013, fiscal 2012 and fiscal 2011, respectively, vest 100% on the anniversary of the grant date. The Company recognizes compensation cost over the period the shares vest.

During fiscal 2013, fiscal 2012, and fiscal 2011, the Company recognized $524, $556, and $431, respectively, of stock-based compensation cost related to stock option and restricted stock awards, and $184, $198 and $148, respectively, of related tax benefits.

The weighted average fair value of options granted during fiscal 2013, fiscal 2012 and fiscal 2011 was $4.97, $9.51 and $8.12, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended March 31,		
	2013	2012	2011
Expected life	3 years	3 years	3 years
Volatility	43.17%	75.86%	93.19%
Risk-free interest rate	.38%	.83%	1.20%
Dividend yield	.38%	.47%	.51%

The expected life represents an estimate of the weighted average period of time that options are expected to remain outstanding given consideration to vesting schedules and the Company's historical exercise patterns. Expected volatility is estimated based on the historical closing prices of the Company's common stock over the expected life of the options. The risk free interest rate is estimated based on the U.S. Federal Reserve's historical data for the maturity of nominal treasury instruments that corresponds to the expected term of the option. Expected dividend yield is based on historical trends.

The Company received cash proceeds from the exercise of stock options of $83, $386 and $236 in fiscal 2013, fiscal 2012 and fiscal 2011, respectively. In fiscal 2013, fiscal 2012 and fiscal 2011, the Company recognized a $41, $244 and $115, respectively, increase in capital in excess of par value for the income tax benefit realized upon exercise of stock options and vesting of restricted shares in excess of the tax benefit amount recognized pertaining to the fair value of stock awards treated as compensation expense.

The following table summarizes information about the Company's stock option awards during fiscal 2013, fiscal 2012 and fiscal 2011:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at April 1, 2010	175	$10.37		
Granted	20	$15.25		
Exercised	(36)	$ 6.52		
Outstanding at March 31, 2011	159	$11.87		
Granted	9	$21.19		
Exercised	(50)	$ 7.72		
Expired	(3)	$30.88		
Forfeited	(1)	$18.09		
Outstanding at March 31, 2012	114	$13.90		
Granted	49	$18.65		
Exercised	(13)	$ 6.35		
Forfeited	(4)	$18.65		
Outstanding at March 31, 2013	146	$16.04	6.49 years	$1,384
Vested or expected to vest at March 31, 2013	141	$15.96	6.41 years	$1,348
Exercisable at March 31, 2013	89	$14.44	4.98 years	$1,028

The following table summarizes information about stock options outstanding at March 31, 2013:

Exercise Price	Options Outstanding at March 31, 2013	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
$ 2.50	5	$ 2.50	1.58
5.56-8.01	31	6.98	3.73
12.52-15.25	42	14.91	6.38
18.65-21.19	54	19.06	9.01
30.88-44.50	14	32.71	5.19
2.50-44.50	146	16.04	6.49

The Company calculated intrinsic value (the amount by which the stock price exceeds the exercise price of the option) as of March 31, 2013. The Company's closing stock price was $24.74 as of March 31, 2013. The total intrinsic value of the stock options exercised during fiscal 2013, fiscal 2012 and fiscal 2011 was $203, $776 and $419, respectively. As of March 31, 2013, there was $885 of total unrecognized stock-based compensation expense related to non-vested stock options and restricted stock. The Company expects to recognize this expense over a weighted average period of 1.57 years.

The outstanding options expire between October 2014 and May 2022. Options, stock awards and performance awards available for future grants were 449 at March 31, 2013.

The following table summarizes information about the Company's restricted stock awards during fiscal 2013, fiscal 2012 and fiscal 2011:

	Restricted Stock	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Non-vested at March 31, 2010	19	$16.15	
Granted	24	$15.25	
Vested	(11)	$15.28	
Non-vested at March 31, 2011	32	$15.77	
Granted	32	$20.91	
Vested	(15)	$15.84	
Non-vested at March 31, 2012	49	$19.11	
Granted	26	$18.65	
Vested	(8)	$22.02	
Forfeited	(6)	$19.19	
Non-vested at March 31, 2013	61	$18.51	$379

The Company has a Long-Term Incentive Plan which provides for awards of share equivalent units for outside directors based upon the Company's performance. Each unit is equivalent to one share of the Company's common stock. Share equivalent units are credited to each outside director's account for each of the first five full fiscal years of the director's service when consolidated net income is at least 100% of the approved budgeted net income for the year. The share equivalent units are payable in cash or stock upon retirement. Compensation cost for share equivalent units is recorded based on the higher of the quoted market price of the Company's stock at the end of the period up to $3.20 per unit or the stock price at date of grant. The cost of share equivalent units earned and charged to pre-tax income under this Plan was $10 in fiscal 2013, $20 in fiscal 2012 and $30 in fiscal 2011. At March 31, 2013 and 2012, there were 43 and 42 share equivalent units, respectively, in the Plan and the related liability recorded was $310 and $295 at March 31, 2013 and 2012, respectively. The expense (income) to mark to market the share equivalent units was $2, $(2) and $6 in fiscal 2013, fiscal 2012 and fiscal 2011, respectively. On March 12, 2009, the Compensation Committee of the Company's Board of Directors suspended the Long-Term Incentive Plan for Directors first elected after such date.

On July 29, 2010, the Company's stockholders approved the Graham Corporation Employee Stock Purchase Plan (the "ESPP"), which allows eligible employees to purchase shares of the Company's common stock on the last day of a six-month offering period at a purchase price equal to the lesser of 85% of the fair market value of the common stock on either the first day or the last day of the offering period. A total of 200 shares of common stock may be purchased under the ESPP. In fiscal 2013, fiscal 2012 and fiscal 2011, 19, 19 and 13 shares, respectively, were issued from treasury stock to the ESPP for the offering periods in each of the fiscal years. During fiscal 2013, fiscal 2012 and fiscal 2011, the Company recognized stock-based compensation cost of $52, $55 and $47, respectively, related to the ESPP and $19, $19 and $16, respectively, of related tax benefits. The Company recognized a $2, $3 and $5 increase in capital in excess of par value for the income tax benefit realized from disqualifying dispositions in excess of the tax benefit amount recognized pertaining to the compensation expense recorded in fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

Note 13 — Segment Information:

The Company has one reporting segment as its operating segments meet the requirement for aggregation. The Company and its operating subsidiaries design and manufacture heat transfer and vacuum equipment for the chemical, petrochemical, refining and electric power generating markets. In December 2010, the Company acquired Energy Steel, which supplies components and raw materials for the nuclear power generating market. Heat transfer equipment includes surface condensers, Heliflows, water heaters and various types of heat exchangers. Vacuum equipment includes steam jet ejector vacuum systems and liquid ring vacuum pumps. These products are sold individually or combined into package systems. The Company also services and sells spare parts for its equipment.

Net sales by product line for the following fiscal years are:

	Year ended March 31,		
	2013	2012	2011
Heat transfer equipment	$ 43,764	$ 27,927	$28,923
Vacuum equipment	22,891	43,635	26,227
All other	38,318	31,624	19,085
Net sales	$104,973	$103,186	$74,235

The breakdown of net sales by geographic area for the following fiscal years is:

	Year ended March 31,		
	2013	2012	2011
Net Sales:			
Africa	$ 235	$ 371	$ 1,677
Asia	17,048	17,339	16,134
Australia & New Zealand	29	2,840	62
Canada	7,084	4,626	3,059
Central America	4,633	224	76
Mexico	89	112	930
Middle East	14,834	16,264	11,857
South America	3,299	5,407	6,050
U.S.	55,695	55,432	33,358
Western Europe	2,027	571	1,032
Net sales	$104,973	$103,186	$74,235

The final destination of products shipped is the basis used to determine net sales by geographic area. No sales were made to the terrorist sponsoring nations of Sudan, Iran, Cuba, North Korea or Syria.

In each of fiscal 2012 and fiscal 2011, total sales to one customer amounted to 14% of total net sales. In fiscal 2012 and fiscal 2011, it was not the same customer whose sales accounted for 14% of total sales. There were no sales to a single customer that amounted to 10% or more of total consolidated sales in fiscal 2013.

Note 14 — Purchase of Treasury Stock:

In fiscal 2013, the Company's Board of Directors extended the Company's stock repurchase program. Under the stock repurchase program, up to 1,000 shares of the Company's common stock are permitted to be repurchased by the Company from time to time either in the open market or through privately negotiated transactions. The stock repurchase program terminates at the earlier of: (a) the expiration of the program on July 29, 2013; (b) when all 1,000 shares authorized thereunder are repurchased; or (c) when the Board of Directors otherwise determines to terminate the program. Cash on hand has been used to fund all stock repurchases under the program. The Company did not purchase any stock under the program during fiscal 2013. At March 31, 2013 and 2012, the Company had purchased a total of 377 shares at a cost of $3,613 under this program.

Note 15 — Commitments and Contingencies:

The Company has been named as a defendant in certain lawsuits alleging personal injury from exposure to asbestos allegedly contained in products made by the Company. The Company is a co-defendant with numerous other defendants in these lawsuits and intends to vigorously defend itself against these claims. The claims are similar to previous asbestos suits that named the Company as defendant, which either were dismissed when it was shown that the Company had not supplied products to the plaintiffs' places of work or were settled for immaterial amounts.

As of March 31, 2013, the Company was subject to the claims noted above, as well as other legal proceedings and potential claims that have arisen in the ordinary course of business.

Although the outcome of the lawsuits to which the Company is a party cannot be determined and an estimate of the reasonably possible loss or range of loss cannot be made, management does not believe that the outcomes, either individually or in the aggregate, will have a material effect on the Company's results of operations, financial position or cash flows.

Note 16 — Quarterly Financial Data (Unaudited):

A capsule summary of the Company's unaudited quarterly results for fiscal 2013 and fiscal 2012 is presented below:

Year ended March 31, 2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$ 22,533	$ 25,902	$ 25,633	$ 30,905	$ 104,973
Gross profit	6,236	7,913	7,128	10,545	31,822
Net income	1,390	2,615	3,047	4,096	11,148
Per share:					
Net income:					
Basic	$ .14	$ .26	$ .30	$ .41	$ 1.11
Diluted	$ .14	$ .26	$ .30	$ .41	$ 1.11
Market price range of common stock	$17.02-23.13	$16.20-$20.00	$16.45-21.22	$19.60-24.80	$16.20-24.80

Year ended March 31, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$ 25,012	$ 33,595	$ 24,329	$ 20,250	$ 103,186
Gross profit	8,197	12,800	6,462	5,176	32,635
Net income	3,016	5,468	1,640	429	10,553
Per share:					
Net income:					
Basic	$ .30	$ .55	$ .16	$ .04	$ 1.06
Diluted	$ .30	$ .55	$ .16	$ .04	$ 1.06
Market price range of common stock	$17.74-26.30	$15.00-21.24	$14.36-24.98	$19.26-25.04	$14.36-26.30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Graham Corporation
Batavia, New York

We have audited the accompanying consolidated balance sheets of Graham Corporation and subsidiaries (the "Company") as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in stockholders' equity for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Graham Corporation and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 5, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
June 5, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Graham Corporation
Batavia, New York

We have audited the internal control over financial reporting of Graham Corporation and subsidiaries (the "Company") as of March 31, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A of its Annual Report on Form 10-K for the year ended March 31, 2013. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended March 31, 2013 of the Company and our reports dated June 5, 2013 expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule.

Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
June 5, 2013

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Conclusion Regarding Disclosure Controls and Procedures

Management, including our President and Chief Executive Officer (principal executive officer) and Vice President-Finance & Administration and Chief Financial Officer (principal financial officer), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon, and as of the date of that evaluation, our President and Chief Executive Officer and Vice President-Finance & Administration and Chief Financial Officer concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is (i) recorded, processed, summarized and reported as and when required and (ii) is accumulated and communicated to our management, including our President and Chief Executive Officer and Vice President-Finance & Administration and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change to our internal control over financial reporting during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K that has materially affected, or that is reasonably likely to materially affect our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Moreover, over time controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in the design of an internal control system, misstatements due to error or fraud may occur and not be detected. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of management, including our President and Chief Executive Officer (principal executive officer) and Vice President — Finance & Administration and Chief Financial Officer (principal financial officer), we conducted an assessment of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment under this framework, management concluded that our internal control over financial reporting was effective as of March 31, 2013.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting.

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Except as otherwise stated specifically in this response to Item 10, the information required by this Item 10 is incorporated herein by reference from the statements under the headings "Election of Directors," "Executive Officers," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our proxy statement for our 2013 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2013.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, and principal accounting officer. Our Code of Business Conduct and Ethics also applies to all of our other employees and to our directors. Our Code of Business Conduct and Ethics is available on our website located at www.graham-mfg.com by clicking on the "Corporate Governance" heading in the "Investor Relations" tab. We intend to satisfy any disclosure requirements pursuant to Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, certain provisions of our Code of Business Conduct and Ethics by posting such information on our website.

Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated herein by reference from the statements under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" contained in our proxy statement for our 2013 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2013.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Except as set forth below, the information required by this Item 12 is incorporated herein by reference from the statements under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" contained in our proxy statement for our 2013 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2013.

Securities Authorized for Issuance under Equity Compensation Plans as of March 31, 2013

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	146	$15.96	449
Equity compensation plans not approved by security holders	—	—	—
Total	146	$15.96	449

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 is incorporated herein by reference from the statements under the headings "Certain Relationships and Related Transactions" and "Corporate Governance" contained in our proxy statement for our 2013 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2013.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item 14 is incorporated herein by reference from the statements under the heading "Ratification of the Selection of our Independent Registered Public Accounting Firm" contained in our proxy statement for our 2013 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2013.

Part IV

Item 15. *Exhibits, Financial Statement Schedules*

We have filed our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and have listed such financial statements in the Index to Financial Statements included in Item 8. In addition, the financial statement schedule entitled "Schedule II — Valuation and Qualifying Accounts" is filed as part of this Annual Report on Form 10-K under this Item 15.

All other schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

The exhibits filed as part of this Annual Report on Form 10-K are listed in the Index to Exhibits following the signature page of this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Graham Corporation
Batavia, New York

We have audited the consolidated financial statements of Graham Corporation and subsidiaries (the "Company") as of March 31, 2013 and 2012, and for each of the three years in the period ended March 31, 2013, and the Company's internal control over financial reporting as of March 31, 2013, and have issued our reports thereon dated June 5, 2013; such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
June 5, 2013

GRAHAM CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended March 31, 2013					
Reserves deducted from the asset to which they apply:					
Reserve for doubtful accounts receivable	$ 43	$ (10)	$—	$ —	$ 33
Reserves included in the balance sheet caption "accrued expenses"					
Product warranty liability	215	360	—	(167)	408
Year ended March 31, 2012					
Reserves deducted from the asset to which they apply:					
Reserve for doubtful accounts receivable	$ 26	$ 98	$—	$ (81)	$ 43
Reserves included in the balance sheet caption "accrued expenses"					
Product warranty liability	202	53	—	(40)	215
Year ended March 31, 2011					
Reserves deducted from the asset to which they apply:					
Reserve for doubtful accounts receivable	$ 17	$ 8	$ 1	$ —	$ 26
Reserves included in the balance sheet caption "accrued expenses"					
Product warranty liability	369	59	—	(226)	202
Restructuring reserve	3	—	—	(3)	—

INDEX TO EXHIBITS

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession

Not applicable.

(3) Articles of Incorporation and By-Laws

3.1 Certificate of Incorporation of Graham Corporation, as amended, is incorporated herein by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

3.2 Amended and Restated By-laws of Graham Corporation are incorporated herein by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K dated October 28, 2010.

(4) Instruments defining the rights of security holders, including indentures

Not applicable.

(9) Voting trust agreement

Not applicable.

(10) Material Contracts

#10.1 Long-Term Stock Ownership Plan of Graham Corporation is incorporated herein by reference from Appendix A to the Company's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on June 30, 2000.

#10.2 Graham Corporation Outside Directors' Long-Term Incentive Plan is incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 3, 2005.

#10.3 Graham Corporation Policy Statement for U.S. Foreign Service Employees is incorporated herein by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 27, 2006.

#10.4 Employment Agreement between Graham Corporation and James R. Lines executed July 27, 2006 with an effective date of August 1, 2006, is incorporated herein by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 27, 2006.

#10.5 Amended and Restated 2000 Graham Corporation Incentive Plan to Increase Shareholder Value is incorporated herein by reference from Appendix A to the Company's Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on June 23, 2006.

#10.6 Employment Agreement between Graham Corporation and Alan E. Smith executed August 1, 2007 with an effective date of July 30, 2007, is incorporated herein by reference from Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended March 31, 2008.

#10.7 Form of Director Non-Qualified Stock Option Agreement is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

#10.8 Amendment to Employment Agreement dated as of December 31, 2008 by and between Graham Corporation and James R. Lines is incorporated herein by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 31, 2008.

#10.9 Amendment to Employment Agreement dated as of December 31, 2008 by and between Graham Corporation and Alan E. Smith is incorporated herein by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 31, 2008.

#10.10 Graham Corporation Annual Stock-Based Incentive Award Plan for Senior Executives is incorporated herein by reference from Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009.

#10.11 Graham Corporation Annual Executive Cash Bonus Program is incorporated herein by reference from Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009.

#10.12 Form of Director Restricted Stock Agreement is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

#10.13 Form of Employee Non-Qualified Stock Option Agreement is incorporated herein by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

#10.14 Form of Employee Restricted Stock Agreement is incorporated herein by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

#10.15 Form of Indemnification Agreement between Graham Corporation and each of its Directors and Officers is incorporated herein by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K dated January 29, 2010.

#10.16 Form of Employee Performance-Vested Restricted Stock Agreement is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

#10.17 Amended and Restated Employment Agreement between Graham Corporation and Jeffrey F. Glajch executed and effective on July 29, 2010 is incorporated herein by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.

10.18 Policy Statement on Stockholder Rights Plans is incorporated herein by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 9, 2010.

10.19 Stock Purchase Agreement dated December 14, 2010 by and among Graham Corporation, ES Acquisition Corp., Energy Steel & Supply Co. and Lisa D. Rice, individually, and as Trustee of the Lisa D. Rice Revocable Trust dated June 5, 2003, is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010.

10.20 Earn Out Agreement dated December 14, 2010 by and between Energy Steel Acquisition Corp., Graham Corporation and Lisa D. Rice, individually, and as Trustee of the Lisa D. Rice Revocable Trust dated June 5, 2003, is incorporated herein by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010.

10.21 Escrow Agreement dated December 14, 2010 by and among PNC Bank, National Association, ES Acquisition Corp. and Lisa D. Rice, individually, and as Trustee of the Lisa D. Rice Revocable Trust dated June 5, 2003, is incorporated herein by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010.

10.22 Lease Agreement by and between ESSC Investments, LLC, Energy Steel & Supply Co., and Graham Corporation dated December 14, 2010, is incorporated herein by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010.

10.23 Loan Agreement between the Company and Bank of America, N.A., dated December 3, 2010, is incorporated herein by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 3, 2010.

10.24 Trademark Security Agreement Amendment 1 between the Company and Bank of America, N.A., dated December 3, 2010 is incorporated herein by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 3, 2010.

#10.25 Compensation information, including information regarding stock option and restricted stock grants made to the Company's named executive officers under the Amended and Restated Graham Corporation Incentive Plan to Increase Shareholder Value and named executive officer cash bonus information, previously filed on the Company's Current Report on Form 8-K dated May 30, 2012, is incorporated herein by reference.

#10.26 Compensation information regarding named executive officer base salaries previously filed on the Company's Current Report on Form 8-K dated March 21, 2013 is incorporated herein by reference.

#10.27 Graham Corporation Supplemental Executive Retirement Plan is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

#10.28 Separation Agreement between Graham Corporation and Robert Platt dated January 31, 2013 is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012.

(11) Statement re computation of per share earnings

Computation of per share earnings is included in Note 1 of the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

(12) Statement re computation of ratios

Not applicable.

(13) Annual report to security holders, Form 10-Q or quarterly report to security holders

Not applicable.

(14) Code of Ethics

Graham Corporation Code of Business Conduct and Ethics, as amended and restated, is incorporated herein by reference from Exhibit 14.1 to the Company's Current Report on Form 8-K dated October 27, 2011.

(16) Letter re change in certifying accountant

Not applicable.

(18) Letter re change in accounting principles

Not applicable.

(21) Subsidiaries of the registrant

*21.1 Subsidiaries of the registrant

(22) Published report regarding matters submitted to vote of security holders.

Not applicable.

(23) Consents of Experts and Counsel

*23.1 Consent of Deloitte & Touche LLP

(24) Power of Attorney

Not applicable.

(31) Rule 13a-14(a)/15d-14(a) Certifications

*31.1 Certification of Principal Executive Officer

*31.2 Certification of Principal Financial Officer

(32) Section 1350 Certifications

*32.1 Section 1350 Certifications

(99) Additional Exhibits

Not applicable.

(101) Interactive Date File

±*101.INS XBRL Instance Document

±*101.SCH XBRL Taxonomy Extension Schema Document

±*101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

±*101.DEF XBRL Taxonomy Definitions Linkbase Document

±*101.LAB XBRL Taxonomy Extension Label Linkbase Document

±*101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

± Pursuant to Rule 406T of Regulation S-T, the information in this exhibit shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement, prospectus or other document filed under the Securities Act of 1933, or the Securities Act of 1934, except as shall be expressly set forth by specific reference in such filings.

---

* Exhibits filed with this report.

Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAHAM CORPORATION

June 5, 2013

By: /s/ JEFFREY F. GLAJCH
Jeffrey F. Glajch
Vice President-Finance & Administration,
Chief Financial Officer and Corporate Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature		
/s/ JAMES R. LINES James R. Lines	President and Chief Executive Officer and Director (Principal Executive Officer)	June 5, 2013
/s/ JEFFREY F. GLAJCH Jeffrey F. Glajch	Vice President-Finance & Administration, Chief Financial Officer and Corporate Secretary (Principal Financial Officer)	June 5, 2013
/s/ JENNIFER R. CONDAME Jennifer R. Condame	Chief Accounting Officer (Principal Accounting Officer)	June 5, 2013
/s/ JAMES J. BARBER James J. Barber	Director	June 5, 2013
/s/ JERALD D. BIDLACK Jerald D. Bidlack	Director and Chairman of the Board	June 5, 2013
/s/ ALAN FORTIER Alan Fortier	Director	June 5, 2013
/s/ HELEN H. BERKELEY Helen H. Berkeley	Director	June 5, 2013
/s/ JAMES J. MALVASO James J. Malvaso	Director	June 5, 2013
/s/ GERARD T. MAZURKIEWICZ Gerard T. Mazurkiewicz	Director	June 5, 2013

Performance Chart

Comparison of 5-Year Cumulative Total Return
Among Graham Corporation, the NYSE MKT Composite Index and the NYSE MKT Industrial Manufacturing Index



160
140
120
100
80
60
40
20
0
`08
`09
`10
`11
`12
`13
Graham Corp.
AMEX Industrial Manufacturing Index
Amex Composite Index

The line graph on the left assumes an investment of $100 on March 31, 2008 in: (i) our common stock; (ii) the stocks comprising the NYSE MKT Composite Index; and (iii) the stocks comprising the NYSE MKT Industrial Manufacturing Index. Total returns assume the reinvestment of all dividends.

Our stock performance may not continue into the future with the trends similar to those depicted in the accompanying graph. We neither make nor endorse any predictions as to our future stock performance.

Forward-Looking Statements

Certain statements contained in this Annual Report, including, without limitation, statements containing the words "believes," "anticipates," "intends," "targets," "poised," "potential", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may include projections of revenue, income or loss, capital expenditures, capital structure, or other financial items, statements regarding our plans and objectives for future operations, statements regarding our acquisition strategy, statements regarding the integration of Energy Steel and its growth potential, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements, and statements which are other than statements of historical fact. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results implied by the forward-looking statements. Such factors include, but are not limited to, the risks and uncertainties identified by us under the heading "Risk Factors" and elsewhere in our accompanying Annual Report on Form 10-K.

Statements made in this report are based on current estimates of future events, and we have no obligation to update or correct these estimates. Readers are cautioned that any such forward-looking statements are not guarantees of future performance.

GRAHAM
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Graham Corporation • 20 Florence Avenue • Batavia, New York 14020 • (585) 343-2216 • www.graham-mfg.com